UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2019

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65(Euljiro2-ga), Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Submission of Audit Report

1. Name of External Auditor	KPMG Samjong Accounting Corporation

2. Date of Receiving External Audit Report	March 11, 2019

3. Auditor’s Opinion on Seperate Financial Statements	FY2018	FY2017

	Unqualified	Unqualified

4. Financial Highlights of Seperate Financial Statements (KRW)
- Total Assets	28,848,023,467,304	25,557,521,520,546
- Total Liabilities	11,960,536,543,326	10,550,130,194,227
- Total Shareholders’ Equity	16,887,486,923,978	15,007,391,326,319
- Capital Stock	44,639,473,000	44,639,473,000
- Total Shareholder’s Equity / Capital Stock Ratio(%)	37,830.8	33,619.1
- Operating Revenue	11,705,638,546,115	12,468,034,993,132
- Operating Profit	1,307,494,276,778	1,697,709,027,091
- Profit before Income Tax	1,221,244,645,982	1,603,807,975,455
- Profit for the Year	933,902,416,151	1,331,114,092,010

SK TELECOM CO., LTD.

Separate Financial Statements

December 31, 2018 and 2017

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of

SK Telecom Co., Ltd.:

Opinion

We have audited the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”) which comprise the separate statements of financial position as of December 31, 2018 and 2017, and the separate statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes to the separate financial statements, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2018 and 2017, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements as of and for the year ended December 31, 2018. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1.	Accuracy of Revenue

As described in notes 3 and 4 of the separate financial statements, the Company has initially adopted K-IFRS No.1115, Revenue from Contracts with Customers (“K-IFRS No. 1115”), from January 1, 2018 and the Company has taken an exemption not to restate the separate financial statements as of and for the year ended December 31, 2017, presented for comparative purposes, in accordance with transition requirements of the standards. The financial impacts of adopting K-IFRS No. 1115 are discussed in note 3.

The Company’s revenue recognition is based on data from complex information technology systems as the Company provides a variety of telecommunications services at various rate plans to numerous subscribers which involves high volume of transactions with subscribers. Therefore, we have identified the accuracy of revenue recognition in the Company’s cellular telecommunications service as a key audit matter due to the complexity of IT systems involved and management judgments involved in the application of the new revenue recognition standard.

The primary procedures we performed to address this key audit matter included:

•

Testing certain internal controls relating to the Company’s revenue recognition process, including evaluation of the environment of the IT systems supporting the accounting for revenue, including data records, rating and invoicing systems.

•	Testing the reconciliation of the Company’s revenue among rating system, billing system and the general ledger.

•

Inspecting a sample of contracts with subscribers to assess the Company’s revenue recognition policies upon initial adoption of K-IFRS No. 1115 based on the terms and conditions as set out in the contracts, with reference to the requirements of the relevant accounting standards.

2.	Recognition of Incremental Costs of Obtaining a Contract

As described in notes 3 and 7 of the separate financial statements, the Company incurs costs, such as commissions to retails stores and authorized dealers based on the number of subscribers retained and newly obtained. Costs that would not have been paid if there had been no binding new or renewed contracts with subscribers are capitalized and amortized over the estimated service periods. As of December 31, 2018, capitalized costs to obtain contracts amount to ~~W~~2,298,542 million.

Determination of whether certain costs of obtaining a contract could be capitalized as well as the amortization period involves a number of key judgments made by the Company and the incremental costs of obtaining contracts are significant in the Company’s separate financial statements. Therefore we have identified the recognition of incremental costs of obtaining contracts as a key audit matter.

The primary procedures we performed to address this key audit matter included:

•	Testing certain controls relating to the Company’s process to account for incremental costs of obtaining a contracts.

•

Obtaining an understanding of the marketing programs communicated to retail stores and authorized dealers and assessing the Company’s determination of whether the costs should be capitalized with reference to the requirements of the relevant accounting standards. In addition, on a sample basis, we also compared the capitalized costs with payments to retail stores and authorized dealers.

•

Testing the mathematical accuracy of the cumulative effect of initially applying K-IFRS No. 1115 in relation to the incremental costs of obtaining contracts as of January 1, 2018 by performing recalculation.

•

Assessing the estimated service periods that are used in amortizing the capitalized incremental costs of obtaining contracts by testing the completeness and accuracy of data used in the analysis, and by comparing the data used in estimating the estimated service periods with the Company’s historical subscriber churn rates and publicly available statistical data.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements as of and for the year ended December 31, 2018 and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Sang Hyun Han.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 28, 2019

This report is effective as of February 28, 2019, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2018 and December 31, 2017

(In millions of won)	Note	December 31, 2018		December 31, 2017
Assets
Current Assets:
Cash and cash equivalents	3,33,34	~~W~~	877,823	880,583
Short-term financial instruments	3,5,33,34		99,000	94,000
Short-term investment securities	3,9,33,34		47,849	47,383
Accounts receivable - trade, net	3,6,33,34,35		1,354,260	1,520,209
Short-term loans, net	3,6,33,34,35		54,336	54,403
Accounts receivable - other, net	3,6,33,34,35,37		518,451	1,003,509
Contract assets	3,8		1,689	—
Prepaid expenses	3,7		1,688,234	121,121
Inventories, net			22,079	29,837
Advanced payments and others	3,6,33,34		15,657	17,053

			4,679,378	3,768,098

Non-Current Assets:
Long-term financial instruments	3,5,33,34		382	382
Long-term investment securities	3,9,33,34		410,672	724,603
Investments in subsidiaries, associates and joint ventures	10		10,188,914	9,152,321
Property and equipment, net	11,35		6,943,490	6,923,133
Goodwill	12		1,306,236	1,306,236
Intangible assets, net	13		4,010,864	3,089,545
Long-term loans, net	3,6,33,34,35		7,236	7,512
Long-term accounts receivable - other	3,6,33,34,37		274,053	285,118
Long-term contract assets	3,8		5,842	—
Long-term prepaid expenses	3,7		753,181	25,169
Guarantee deposits	3,6,33,34,35		184,887	173,513
Long-term derivative financial assets	3,18,33,34		50,805	30,608
Deferred tax assets	3,30		—	30,953
Defined benefit assets	17		31,834	40,082
Other non-current assets			249	249

			24,168,645	21,789,424

		~~W~~	28,848,023	25,557,522

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2018 and December 31, 2017

(In millions of won)	Note	December 31, 2018		December 31, 2017
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – other	33,34,35	~~W~~	1,622,744	1,664,054
Receipts in advance	3		—	76,126
Contract liabilities	3,8		46,075	—
Withholdings	3,33,34		696,790	517,991
Accrued expenses	33,34		664,286	790,368
Income tax payable	30		162,609	206,060
Unearned revenue	3		—	3,705
Derivative financial liabilities	18,33,34		—	27,791
Provisions	16		49,303	48,508
Current installments of long-term debt, net	14,33,34		512,377	1,131,047
Current installments of long-term payables - other	15,33,34		423,884	301,751

			4,178,068	4,767,401

Non-Current Liabilities:
Debentures, excluding current installments, net	14,33,34		5,222,865	4,334,848
Long-term borrowings, excluding current installments, net	14,33,34		31,764	42,486
Long-term payables - other	15,33,34		1,939,082	1,328,630
Long-term contract liabilities	3,8		8,358	—
Long-term unearned revenue	3		—	7,033
Long-term derivative financial liabilities	18,33,34		1,107	10,719
Long-term provisions	16		12,483	16,178
Deferred tax liabilities	3,30		523,732	—
Other non-current liabilities	33,34		43,077	42,836

			7,782,468	5,782,730

Total Liabilities			11,960,536	10,550,131

Shareholders’ Equity:
Share capital	1,19		44,639	44,639
Capital surplus and others	19,20,21,22		415,324	371,895
Retained earnings	23,24		16,467,789	14,512,556
Reserves	25		(40,265)	78,301

Total Shareholders’ Equity			16,887,487	15,007,391

		~~W~~	28,848,023	25,557,522

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Operating revenue:	3,26,35
Revenue		~~W~~	11,705,639	12,468,035

Operating expenses:	35
Labor			684,777	624,900
Commissions	3,7		4,454,763	4,864,463
Depreciation and amortization			2,324,509	2,370,192
Network interconnection			606,452	628,610
Leased lines			276,699	290,324
Advertising			169,003	150,361
Rent			445,122	435,170
Cost of goods sold			500,119	515,013
Others	27		936,701	891,293

			10,398,145	10,770,326

Operating profit			1,307,494	1,697,709

Finance income	29		279,059	188,025
Finance costs	29		(255,455)	(274,098)
Other non-operating income	28		41,265	18,471
Other non-operating expenses	28		(149,817)	(165,783)
Profit (loss) on investments in subsidiaries, associates and joint ventures, net	10		(1,302)	139,484

Profit before income tax			1,221,244	1,603,808

Income tax expense	30		287,342	272,694

Profit for the year		~~W~~	933,902	1,331,114

Earnings per share:	31
Basic and diluted earnings per share (in won)		~~W~~	13,000	18,613

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Profit for the year		~~W~~	933,902	1,331,114

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	17		(16,354)	1,746
Valuation loss on financial assets at fair value through other comprehensive income	25,29		(102,454)	—
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	25,29		—	119,910
Net change in unrealized fair value of derivatives	18,25		28,260	20,184

Other comprehensive income (loss) for the year, net of taxes			(90,548)	141,840

Total comprehensive income		~~W~~	843,354	1,472,954

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

(In millions of won)
				Capital surplus and others						Retained earnings	Reserves	Total equity
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share options	Other	Sub-total
Balance, January 1, 2017		~~W~~	44,639	2,915,887	(2,260,626)	398,518	—	(682,298)	371,481	13,902,627	(61,793)	14,256,954
Total comprehensive income:
Profit for the year			—	—	—	—	—	—	—	1,331,114	—	1,331,114
Other comprehensive income	17,18,25,29		—	—	—	—	—	—	—	1,746	140,094	141,840

			—	—	—	—	—	—	—	1,332,860	140,094	1,472,954

Transactions with owners:
Annual dividends	32		—	—	—	—	—	—	—	(635,482)	—	(635,482)
Interim dividends	32		—	—	—	—	—	—	—	(70,609)	—	(70,609)
Share option	22		—	—	—	—	414	—	414	—	—	414
Interest on hybrid bonds			—	—	—	—	—	—	—	(16,840)	—	(16,840)

			—	—	—	—	414	—	414	(722,931)	—	(722,517)

Balance, December 31, 2017		~~W~~	44,639	2,915,887	(2,260,626)	398,518	414	(682,298)	371,895	14,512,556	78,301	15,007,391

Balance, December 31, 2017		~~W~~	44,639	2,915,887	(2,260,626)	398,518	414	(682,298)	371,895	14,512,556	78,301	15,007,391
Impact of adopting K-IFRS No. 1115	3		—	—	—	—	—	—	—	1,723,985	—	1,723,985
Impact of adopting K-IFRS No. 1109	3		—	—	—	—	—	—	—	49,611	(58,389)	(8,778)

Balance, January 1, 2018		~~W~~	44,639	2,915,887	(2,260,626)	398,518	414	(682,298)	371,895	16,286,152	19,912	16,722,598
Total comprehensive income:
Profit for the year			—	—	—	—	—	—	—	933,902	—	933,902
Other comprehensive loss	17,18,25,29		—	—	—	—	—	—	—	(30,371)	(60,177)	(90,548)

			—	—	—	—	—	—	—	903,531	(60,177)	843,354

Transactions with owners:
Annual dividends	32		—	—	—	—	—	—	—	(635,482)	—	(635,482)
Interim dividends	32		—	—	—	—	—	—	—	(70,609)	—	(70,609)
Share option	22		—	—	—	—	593	—	593	—	—	593
Repayments of hybrid bonds	21		—	—	—	(398,518)	—	(1,482)	(400,000)	—	—	(400,000)
Proceeds from issuance of hybrid bonds	21		—	—	—	398,759	—	—	398,759	—	—	398,759
Interest on hybrid bonds			—	—	—	—	—	—	—	(15,803)	—	(15,803)
Business combination under common control	10		—	—	281,151	—	—	(237,074)	44,077	—	—	44,077

			—	—	281,151	241	593	(238,556)	43,429	(721,894)	—	(678,465)

Balance, December 31, 2018		~~W~~	44,639	2,915,887	(1,979,475)	398,759	1,007	(920,854)	415,324	16,467,789	(40,265)	16,887,487

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	933,902	1,331,114
Adjustments for income and expenses	38		2,863,632	2,804,239
Changes in assets and liabilities related to operating activities	38		510,379	(293,836)

			4,307,913	3,841,517
Interest received			35,456	46,774
Dividends received			177,490	101,256
Interest paid			(183,023)	(183,939)
Income tax paid			(372,808)	(548,138)

Net cash provided by operating activities			3,965,028	3,257,470

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			—	50,000
Decrease in short-term financial instruments, net			—	1,000
Collection of short-term loans			110,261	206,932
Proceeds from disposals of long-term investment securities			189,083	15,276
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			78,548	—
Proceeds from disposal of property and equipment			10,848	19,667
Proceeds from disposal of intangible assets			916	3,811

Sub-total			389,656	296,686
Cash outflows for investing activities:
Increase in short-term investment securities, net			(5,000)	—
Increase in short-term loans			(109,915)	(203,511)
Acquisition of long-term investment securities			(990)	(12,863)
Acquisition of investments in subsidiaries and associates			(1,045,713)	(286,298)
Acquisition of property and equipment			(1,893,284)	(1,870,634)
Acquisition of intangible assets			(444,038)	(75,298)

Sub-total			(3,498,940)	(2,448,604)

Net cash used in investing activities		~~W~~	(3,109,284)	(2,151,918)

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	1,326,346	647,328
Cash inflows from settlement of derivatives			116	188
Proceeds from issuance of hybrid bonds			398,759	—

Sub-total			1,725,221	647,516
Cash outflows for financing activities:
Repayments of long-term borrowings			(12,770)	(13,002)
Repayments of hybrid bonds			(400,000)	—
Repayments of long-term payables - other			(302,867)	(302,867)
Repayments of debentures			(1,116,550)	(602,733)
Payments of cash dividends			(706,091)	(706,091)
Payments of interest on hybrid bonds			(15,803)	(16,840)
Cash outflows for settlement of derivatives			(29,213)	(105,269)

Sub-total			(2,583,294)	(1,746,802)

Net cash used in financing activities			(858,073)	(1,099,286)

Net increase (decrease) in cash and cash equivalents			(2,329)	6,266
Cash and cash equivalents at beginning of the year			880,583	874,350
Effects of exchange rate changes on cash and cash equivalents			(431)	(33)

Cash and cash equivalents at end of the year		~~W~~	877,823	880,583

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2018, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	7,879,982	9.76
Institutional investors and other shareholders	42,365,726	52.47
Treasury shares	8,875,883	10.99

	80,745,711	100.00

2.	Basis of Preparation

These separate financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent or an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost.

The separate financial statements were authorized for issuance by the Board of Directors on January 30, 2019, which will be submitted for approval at the shareholders’ meeting to be held on March 26, 2019.

(1)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss;

•	financial instruments measured at fair value through other comprehensive income;

•	assets for defined benefit plans recognized at the net of the fair value of plan assets less the total present value of defined benefit obligations.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

2.	Basis of Preparation, Continued

(2)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(3)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have most significant effects on the amounts recognized in the separate financial statements is included in note 4 for classification of lease and notes 3 (1), 7 for determination of amortization period of incremental cost of obtaining a contract.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 6 and 34), estimated useful lives of costs to obtain a contract (notes 3 (1), and 7), property and equipment and intangible assets (notes 4 (8), (10), 11 and 13), impairment of goodwill (notes 4 (12) and 12), recognition of provision (notes 4 (17) and 16), measurement of defined benefit liabilities (notes 4 (16) and 17), and recognition of deferred tax assets (liabilities) (notes 4 (25) and 30).

3) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair value is reviewed is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, are used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

3)	Fair value measurement, Continued

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 34.

3.	Changes in accounting policies

The significant accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2017, except for the changes in accounting policies described below.

(1)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaced the revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programs, K-IFRS No. 2115, Agreements for the Construction of Real Estate, and K-IFRS No. 2118, Transfers of Assets from Customers.

The Company has initially applied K-IFRS No. 1115 from January 1, 2018 using the cumulative effect method with the effect of initially applying this standard as an adjustment to the opening balance of retained earnings as at January 1, 2018. The Company applied K-IFRS No. 1115 only to contracts that were not completed at the date of initial application, which is January 1, 2018 using the practical expedient permitted by K-IFRS No.1115.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(1)	K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

1)	Identification of performance obligations in the contract

A substantial portion of the Company’s revenue is generated from providing wireless telecommunications services. K-IFRS No. 1115 requires the Company to evaluate goods or services promised to customers to determine if there are performance obligations other than wireless telecommunications service that should be accounted for separately. In the case of providing both a wireless telecommunications service and selling a handset together to one customer, the Company allocates considerations from the customer between handset sales revenue and wireless telecommunications service revenue. The handset sales revenue is recognized when handset is delivered and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract. The Company has no amount to be adjusted with respect to identification of performance obligations as at the date of initial application.

2)	Allocation of the transaction price to each performance obligations

In accordance with K-IFRS No. 1115, the Company allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Company uses “adjusted market assessment approach” method for estimating the stand-alone selling price of a good or service. In the case of providing both a wireless telecommunications service and a handset together to one customer, the Company allocates the transaction price based on relative stand-alone selling prices. The Company has no amount to be adjusted with respect to allocation of the transaction price as at the date of initial application.

3)	Incremental costs to acquire a contract

The Company pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties were expensed as incurred and recognized as operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers. K-IFRS No. 1115 requires the Company to capitalize certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods with customers that were calculated based on the Company’s historical subscriber churn rate. As a result of applying K-IFRS No. 1115, the Company recognized ~~W~~1,711,387 million of prepaid expenses and ~~W~~644,749 million of long-term prepaid expenses as at the date of initial application, January 1, 2018.

4) Presentation of contract liability

Under K-IFRS No. 1115, the Company reclassified the receipts in advance and unearned revenue amounting to ~~W~~44,045 million that are related to prepaid rate plans and customer loyalty program, respectively, to contract liabilities as at the date of initial application, January 1, 2018.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(1)	K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

5)	Impact of adopting K-IFRS No. 1115 on the separate financial statements

If the previous standards were applied to the Company’s separate statement of financial position as of December 31, 2018, prepaid expenses and long-term prepaid expenses would have been decreased by ~~W~~1,574,309 million and ~~W~~724,233 million, respectively, and contract assets and long-term contract assets would have been decreased by ~~W~~1,689 million and ~~W~~5,842 million, respectively, while deferred tax assets would have been increased by ~~W~~97,640 million. As a result, total assets would have been decreased by ~~W~~2,208,433 million. In addition, contract liabilities, long-term contract liabilities and deferred tax liabilities would have been decreased by ~~W~~46,075 million, ~~W~~8,358 million and ~~W~~523,732 million, respectively, while other liabilities such as receipts in advance and unearned revenue would have been increased by ~~W~~54,433 million. As a result, total liabilities would have been decreased by ~~W~~523,732 million. In relation to these changes in assets and liabilities, retained earnings would have been decreased by ~~W~~1,684,701 million.

If the previous standards were applied to the Company’s separate statement of income for the year ended December 31, 2018, revenues would have been increased by ~~W~~10,394 million, while commission expenses would have been decreased by ~~W~~39,668 million. Operating profit and profit before income tax would have been increased by ~~W~~50,062 million. As a result, profit for the year would have been increased by ~~W~~39,284 million with increase in income tax expense of ~~W~~10,778 million.

The adoption of K-IFRS No. 1115 did not have a material impact on the Company’s separate statement of cash flows for the year ended December 31, 2018.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(2)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces K-IFRS No. 1039, Financial Instruments: Recognition and Measurement. The Company adopted K-IFRS No. 1109, Financial Instruments, from January 1, 2018, and the Company has taken an exemption not to restate the separate financial statements for prior years with respects to transition requirements.

The following table explains the impact of transition to K-IFRS No. 1109 on the opening balance of reserves and retained earnings as at January 1, 2018.

(In millions of won)
	Reserves		Retained earnings
Reclassification of available-for-sale financial assets to financial assets at fair value through profit or loss(“FVTPL”)	~~W~~	106	(4,495)
Reclassification of available-for-sale financial assets to financial assets at fair value through other comprehensive income (“FVOCI”)		(79,908)	85,349
Recognition of loss allowances on accounts receivable - trade and others		—	(13,049)
Related income tax		21,413	(18,194)

	~~W~~	(58,389)	49,611

1)	Classification of financial assets and financial liabilities

K-IFRS No. 1109 largely retains the existing requirements in K-IFRS No. 1039 for the classification and measurement of financial liabilities. However, it eliminates the previous K-IFRS No. 1039 categories for financial assets of held to maturity, available for sale, and loans and receivables.

Under K-IFRS No. 1109, on initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI-debt investment; FVOCI-equity investment; or FVTPL. The classification of financial assets under K-IFRS No. 1109 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. If a contract contains embedded derivatives and the host is an asset within the scope of K-IFRS No. 1109, then such embedded derivatives are not separated.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flow; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(2)	K-IFRS No. 1109, Financial Instruments, Continued

1)	Classification of financial assets and financial liabilities, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. These include all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is an account receivable - trade without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

The following accounting polices apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(2)	K-IFRS No. 1109, Financial Instruments, Continued

1)	Classification of financial assets and financial liabilities, Continued

The following table explains the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Company’s financial assets as at the date of initial application, January 1, 2018.

(In millions of won)	Original classification under K-IFRS No. 1039	New classification under K-IFRS No. 1109	Original carrying amount under K-IFRS No. 1039		New carrying amount under K-IFRS No. 1109	Difference
Short-term financial assets:
Cash and cash equivalents	Amortized cost	Amortized cost	~~W~~	880,583	880,583	—
Short-term financial instruments	Amortized cost	Amortized cost		94,000	94,000	—
Short-term investment securities(*1)	Available-for-sale	FVTPL		47,383	47,383	—
Accounts receivable - trade	Amortized cost	Amortized cost		1,520,209	1,507,259	(12,950)
Short-term loans	Amortized cost	Amortized cost		54,403	54,403	—
Accounts receivable - other(*3)	Amortized cost	FVTPL		759,720	759,720	—
Accounts receivable - other	Amortized cost	Amortized cost		243,789	243,690	(99)
Other financial assets	Amortized cost	Amortized cost		659	659	—

				3,600,746	3,587,697	(13,049)

Long-term financial assets:
Long-term financial instruments	Amortized cost	Amortized cost		382	382	—
Long-term investment securities(*1)	Available-for- sale	FVTPL		75,527	71,138	(4,389)
Long-term investment securities(*2)	Available-for- sale	FVOCI		649,076	654,517	5,441
Long-term loans	Amortized cost	Amortized cost		7,512	7,512	—
Long-term accounts receivable - other(*3)	Amortized cost	FVTPL		243,742	243,742	—
Long-term accounts receivable - other	Amortized cost	Amortized cost		41,376	41,376	—
Guarantee deposits	Amortized cost	Amortized cost		173,513	173,513	—
Derivative financial assets	Derivatives hedging instrument	Derivatives hedging instrument		21,554	21,554	—
Derivative financial assets	Designated as at FVTPL	FVTPL		9,054	9,054	—

				1,221,736	1,222,788	1,052

			~~W~~	4,822,482	4,810,485	(11,997)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(2)	K-IFRS No. 1109, Financial Instruments, Continued

1)	Classification of financial assets and financial liabilities, Continued

The following table explains the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Company’s financial assets as at the date of initial application, January 1, 2018, Continued.

(*1)

As of January 1, 2018, available-for-sale financial assets such as beneficiary certificates and equity investments amounting to ~~W~~122,910 million were reclassified to financial assets measured at FVTPL which were not qualified to be designated as financial assets measured at amortized cost as the contractual terms of these assets do not give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates. As a result of this reclassification, as at January 1, 2018, accumulated OCI of ~~W~~ (-)106 million was reclassified to retained earnings, and due to its reclassification to financial assets measured at FVTPL, retained earnings was decreased by ~~W~~4,389 million in relation to fair value measurement. In addition, change in the fair value of these financial assets of ~~W~~12,188 million was recognized in profit before income tax during the year ended December 31, 2018.

(*2)

As of January 1, 2018, available-for-sale financial assets such as marketable equity instruments amounting to ~~W~~649,076 million were reclassified to equity investments at FVOCI. As a result of this reclassification, as at January 1, 2018, OCI of ~~W~~85,349 million was reclassified to retained earnings and OCI was increased by ~~W~~5,441 million due to the changes in the fair value of these financial assets which were stated at cost under K-IFRS No. 1039. The Company designated equity instruments that are not held for trading as FVOCI on initial application of K-IFRS No. 1109 with no subsequent recycling of amounts from OCI to profit and loss.

(*3)

As of January 1, 2018, accounts receivable - other of ~~W~~1,003,462 million were reclassified to financial assets at FVTPL. Upon the initial application of K-IFRS No. 1109, the Company reclassified the debt instruments to financial assets at FVTPL whose objectives of the business model are not achieved both by collecting contractual cash flows and selling financial assets. There was no material impact on retained earnings as at January 1, 2018 as the fair values of these debt instruments were not significantly different from the carrying amounts as of December 31, 2017.

2)	Impairment of financial assets

K-IFRS No. 1109 sets out the ‘expected credit loss’ (ECL) impairment model which replaces the ‘incurred loss’ model under K-IFRS No. 1039 for recognizing and measuring impairment. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under K-IFRS No. 1109, credit losses are recognized earlier than under K-IFRS No. 1039.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(2)	K-IFRS No. 1109, Financial Instruments, Continued

2)	Impairment of financial assets, Continued

At each reporting date, the Company assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

3)	Hedge accounting

Upon initial application of K-IFRS No. 1109, the Company elected to apply hedge accounting requirements under K-IFRS No. 1109. The Company designates derivatives such as currency swaps as hedging instruments to hedge the risk of variability in cash flows associated with the foreign currency debentures and borrowings. As the Company’s hedging instruments as of January 1, 2018 satisfy the hedge requirements of retrospective testing (80~125%) under K-IFRS No. 1039, there is no material effect of applying K-IFRS No. 1109.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(3)	The following table explains the impacts of adopting K-IFRS Nos. 1115 and 1109 on the Company’s statement of financial position as of January 1, 2018.

(In millions of won)
	December 31, 2017		Adjustments		January 1, 2018
	As reported		K-IFRS 1115	K-IFRS 1109	Restated
Current Assets:	~~W~~	3,768,098	1,711,387	(13,049)	5,466,436
Accounts receivable - trade, net		1,520,209	—	(12,950)	1,507,259
Accounts receivable - other, net		1,003,509	—	(99)	1,003,410
Prepaid expenses		121,121	1,711,387	—	1,832,508
Others		1,123,259	—	—	1,123,259
Non-Current Assets:		21,789,424	613,796	1,052	22,404,272
Long-term investment securities		724,603	—	1,052	725,655
Long-term prepaid expenses		25,169	644,749	—	669,918
Deferred tax assets		30,953	(30,953)	—	—
Others		21,008,699	—	—	21,008,699

Total Assets	~~W~~	25,557,522	2,325,183	(11,997)	27,870,708

Current Liabilities:		4,767,401	—	—	4,767,401
Contract liabilities		—	37,012	—	37,012
Receipts in advance		76,126	(76,126)	—	—
Unearned revenue		3,705	(3,705)	—	—
Withholdings		517,991	42,819	—	560,810
Others		4,169,579	—	—	4,169,579
Non-Current Liabilities:		5,782,730	601,198	(3,219)	6,380,709
Long-term contract liabilities		—	7,033	—	7,033
Long-term unearned revenue		7,033	(7,033)	—	—
Deferred tax liabilities		—	601,198	(3,219)	597,979
Others		5,775,697	—	—	5,775,697

Total Liabilities	~~W~~	10,550,131	601,198	(3,219)	11,148,110

Share capital		44,639	—	—	44,639
Capital surplus and others		371,895	—	—	371,895
Retained earnings		14,512,556	1,723,985	49,611	16,286,152
Reserves		78,301	—	(58,389)	19,912

Total Shareholders’ Equity	~~W~~	15,007,391	1,723,985	(8,778)	16,722,598

Total Liabilities and Shareholders’ Equity	~~W~~	25,557,522	2,325,183	(11,997)	27,870,708

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies

The significant accounting policies applied by the Company in the preparation of its separate financial statements in accordance with K-IFRSs are included below. The significant accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2017, except for the changes in accounting policies described in note 3.

(1)	Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with K-IFRS No. 1108, Operating Segments, and such disclosures are not separately disclosed on these separate financial statements.

(2)	Investments in subsidiaries, associates, and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No. 1027. Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.

The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits, and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current operations as operating expenses.

(5)	Financial assets – Policies applicable from January 1, 2018

1)	Classification

The Company classifies its financial assets into one of the following categories:

•	financial assets at fair value through profit or loss (“FVTPL”)

•	financial assets at fair value through other comprehensive income (“FVOCI”), and

•	financial assets measured at amortized cost

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(5)	Financial assets – Policies applicable from January 1, 2018, Continued

1)	Classification, Continued

Financial assets are classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics. The Company reclassifies a debt instrument when, and only when, the business model for managing the financial asset is changed.

2)	Measurement

A financial asset is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to the acquisition. Transaction costs for a financial asset at FVTPL are recognized in profit or loss.

A hybrid financial instrument with embedded derivatives in the contract is considered as a whole when assessing whether contractual cash flows are solely payments of principal and interest.

(i)	Debt investments

A financial asset is subsequently measured based on its contractual cash flow characteristics and the business model in which a financial asset is managed. The Company classifies debt investments into one of the following categories:

①	Financial assets measured at amortized cost

A financial asset is measured at amortized cost if it is held within a business model whose objective is to collect contractual cash flows, and the contractual cash flows are solely payments of principal and interest. A gain or loss on a financial asset that is measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired. Interest calculated using the effective interest method is included in finance income.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(5)	Financial assets – Policies applicable from January 1, 2018, Continued

2)	Measurement, Continued

(i)	Debt investments, Continued

②	Financial assets measured at fair value through other comprehensive income (“FVOCI”)

A financial asset is classified as FVOCI when it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual cash flows are solely payments of principal and interest. Changes in fair value other than impairment losses and reversals of impairment losses, interest income and foreign exchange gains and losses are recognized in other comprehensive income. The amounts accumulated in other comprehensive income are recycled to profit or loss when the financial assets is derecognized. Interest income calculated using the effective interest method is included in finance income. Foreign exchange gains and losses are presented as finance income or finance costs, impairment losses are presented as other expenses.

③	Financial assets at fair value through profit or loss(“FVTPL”)

Debt investments that are not classified as amortized cost or FVOCI are classified as FVTPL. A gain or loss on debt investments that are not part of a hedging relationship is recognized in profit or loss and is presented in finance income or costs in the statement of income for the period.

(ii)	Equity investments

The Company subsequently measures all of its equity investments at fair value. The Company elected to recognize the changes in fair value of the equity investments that are held for long-term or strategic purposes in other comprehensive income. The amounts accumulated in other comprehensive income are not reclassified into profit or loss upon derecognition. Dividends from these equity investments are recognized as finance income when the right to receive the dividends is established.

Changes in the value of equity investments measured at FVTPL are presented in finance income or costs in the statement of income for the period.

3)	Impairment

The Company estimates the expected credit losses (ECL) for the debt instruments that are measured at amortized cost and FVOCI based on the forward-looking data. The impairment approach is decided based on the assessment of significant increase in credit risk. However, the Company applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for Accounts receivables – trade and lease receivables from the initial recognition.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(5)	Financial assets – Policies applicable from January 1, 2018, Continued

4)	Recognition and derecognition

A regular way purchase or sale of financial assets is recognized and derecognized using trade date accounting. A financial assets is derecognized when the contractual rights to the cash flows from the financial assets expire or when the Company transfers substantially all the risks and rewards of ownership of the financial asset.

If the Company retains substantially all the risks and rewards of ownership of a transferred asset due to a non-recourse features or others, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

5)	Offsetting

A financial asset and a financial liability is offset only when the right of set-off is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

(6)	Financial assets – Policies applied before January 1, 2018

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables, and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets not at fair value through profit or loss are measured at their fair value plus transaction costs that are directly attributable to the acquisition.

1)	Financial assets at fair value through profit or loss

A financial asset is classified as a financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

2)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, is classified as held-to-maturity investment. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(6)	Financial assets – Policies applied before January 1, 2018, Continued

3)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

4)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income (OCI) in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

5)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the asset that can be reliably estimated. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•

observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity security classified as available-for-sale financial asset, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(6)	Financial assets – Policies applied before January 1, 2018, Continued

5)	Impairment of financial assets, Continued

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. The Company can recognize impairment losses directly or by establishing an allowance account. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed either directly or by adjusting an allowance account.

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss subsequently. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed to the amount of amortized cost that would otherwise have been recognized as of the recovery date.

6)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire or the Company transfers the rights to receive the cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(6)	Financial assets – Policies applied before January 1, 2018, Continued

7)	Offsetting between financial assets and financial liabilities

Financial assets and liabilities are offset and presented in net in the statement of financial position when, and only when, the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(7)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(7)	Derivative financial instruments, including hedge accounting, Continued

2)	Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

(8)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(8)	Property and equipment, Continued

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 6
Other property and equipment	4 ~ 10

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and not amortized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(10)	Intangible assets, Continued

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 13
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

1)	Grants related to assets

Government grants whose primary condition is that the Company purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(12)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than assets arising from employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Company estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(13)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

1)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its separate statement of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(13)	Leases, Continued

1)	Finance leases, Continued

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company reviews to determine whether the leased assets are impaired at the reporting date.

2)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the lease term.

3)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Company’s incremental borrowing rate of interest.

(14)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(15)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

1)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3)	Derecognition of financial liability

The Company extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Company recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid(including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

(16)	Employee benefits

1)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(16)	Employee benefits, Continued

2)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3)	Retirement benefits: defined contribution plans

When an employee has rendered a service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

5)	Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the period when the Company can no longer withdraw the offer of those benefits and the period when the Company recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(17)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(18)	Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

(19)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(20)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(21)	Share-based Payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Company measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

(22)	Revenue - Policies applicable from January 1, 2018

The Company has initially adopted K-IFRS No. 1115, Revenue from Contracts with Customers, from January 1, 2018. See note 3 (1) for additional information.

1)	Identification of performance obligations in contracts with customers

The Company identifies the distinct services or goods as performance obligations in contracts with customers such as (1) wireless telecommunications services and (2) selling other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Company allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2)	Allocation of the transaction price to each performance obligation

In accordance with K-IFRS No. 1115, the Company allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Company uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service. In the case of providing both a wireless telecommunications service and a handset together to one customer, the Company allocates the transaction price based on relative stand-alone selling prices.

3)	Customer loyalty programs

The Company provides customer loyalty points to customers based on the usage of the service to which the Company allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount allocated to the loyalty program is deferred and is recognized as revenue when loyalty points are redeemed. The deferred revenue is included in contract liabilities.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(23)	Revenue - Policies applied before January 1, 2018

Revenue from the sale of goods, rendering of services or use of assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

1)	Services rendered

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed.

Revenue from other services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

2)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

3)	Customer loyalty programs

For customer loyalty programs, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programs is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Company performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(24)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss by using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized as it accrues in profit or loss using the effective interest rate method.

(25)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except for transactions or events directly recognized in other comprehensive income or equity.

The Company prepares consolidated income tax returns under the tax-consolidation system and its economically unified wholly owned subsidiaries.

1)	Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its wholly owned domestic subsidiaries and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

2)	Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(25)	Income taxes, Continued

2)	Deferred tax, Continued

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Company and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Company has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

(26)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(27)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2018 and earlier application is permitted; however, the Company has not adopted the following new standards early in preparing the accompanying separate financial statements.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(27)	Standards issued but not yet effective, Continued

K-IFRS No. 1116 Leases

K-IFRS No. 1116, published on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. K-IFRS No. 1116, replaces existing leases guidance including K-IFRS No. 1017, Leases, K-IFRS No. 2104, Determining whether an Arrangement contains a Lease, K-IFRS No. 2015, Operating Leases - Incentives and K-IFRS No. 2027, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Company will assess at inception of a contract whether that contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. However, the Company can apply a practical expedient to grandfather their previous assessment of whether existing contracts are, or contain, leases.

A lessee recognizes a right-of-use asset representing its right to use the underlying assets and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases (lease term ends within 12 months at the commencement date of the lease) or leases of low-value items (assets with a value of KRW 6 million or less). As a practical expedient, a lessee can elect, by class of underlying asset, not to separate lease components from any associated non-lease components. A lessee that takes this election accounts for the lease component and the associated non-lease components as a single lease component.

A lessor’s accounting remains similar to current requirements, K-IFRS No. 1017 Leases.

1)	A lessee’s accounting - application and financial impacts

A lessee is permitted to adopt the standard retrospectively according to K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors, (‘Full retrospective approach’) or to follow a modified retrospective approach in which the lessee recognizes the cumulative effect of initial application of the standard as an adjustment to equity at the date of initial application. (‘Modified retrospective approach’)

The Company plans to apply K-IFRS No.1116 initially on January 1, 2019 by using the modified retrospective approach. Therefore, the cumulative effect of adopting K-IFRS No.1116 will be recognized as an adjustment to the opening balance of retained earnings at January 1, 2019 with no restatement of comparative information.

The Company is assessing the financial impact of the adoption of K-IFRS No. 1116 on its saperate financial statement. It is impractical to provide a reasonable estimate of the financial impact until the Company completes this analysis.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(27)	Standards issued but not yet effective, Continued

K-IFRS No. 1116 Leases, Continued

1)	A lessee’s accounting - application and financial impacts, Continued

The Company plans to account for the lease component and the associated non-lease components as a single lease component applying the practical expedient. In addition, the Company plans to account for leases for which the lease term ends within 12 months of the date of initial application as short-term leases.

According to the Company’s preliminary analysis of application of the K-IFRS 1116, right-of-use assets and lease liabilities are expected to increase as of January 1, 2019. Based on the preliminary assessment, the Company expects lease expenses to decrease and depreciation expenses of the right-of-use assets and interest expenses of lease liabilities to increase.

2)	A lessor’s accounting - application and financial impacts

The Company expects that financial impact of the lessor accounting is not significant to the separate financial statements due to the lessor’s accounting remaining similar to current requirements, K-IFRS No. 1017, Leases.

5.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2018 and 2017 are summarized as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Short-term financial instruments(*)	~~W~~	79,000	89,000
Long-term financial instruments(*)		382	382

	~~W~~	79,382	89,382

(*)

Financial instruments include charitable trust fund established by the Company where profits from the fund are donated to charitable institutions. As of December 31, 2018 the funds cannot be withdrawn before maturity.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2018 and 2017 are as follows:

(In millions of won)	December 31, 2018
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	1,474,102	(119,842)	1,354,260
Short-term loans		54,885	(549)	54,336
Accounts receivable - other(*)		568,878	(50,427)	518,451
Accrued income		410	—	410

		2,098,275	(170,818)	1,927,457
Non-current assets:
Long-term loans		48,344	(41,108)	7,236
Long-term accounts receivable - other(*)		274,053	—	274,053
Guarantee deposits		184,887	—	184,887

		507,284	(41,108)	466,176

	~~W~~	2,605,559	(211,926)	2,393,633

(*)	Gross and carrying amounts of accounts receivable - other as of December 31, 2018 include ~~W~~485,325 million of financial instruments classified as FVTPL.

(In millions of won)	December 31, 2017
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	1,628,036	(107,827)	1,520,209
Short-term loans		54,953	(550)	54,403
Accounts receivable - other		1,059,395	(55,886)	1,003,509
Accrued income		659	—	659

		2,743,043	(164,263)	2,578,780
Non-current assets:
Long-term loans		48,623	(41,111)	7,512
Long-term accounts receivable - other		285,118	—	285,118
Guarantee deposits		173,513	—	173,513

		507,254	(41,111)	466,143

	~~W~~	3,250,297	(205,374)	3,044,923

(2)	Changes in the loss allowance on accounts receivable - trade measured at amortized costs during the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	Beginning balance		Impact of adopting K-IFRS No. 1109	Impairment	Write-offs (*)	Collection of receivables previously written-off	Ending Balance
2018	~~W~~	107,827	12,950	18,082	(29,397)	10,380	119,842
2017		119,027	—	15,049	(38,695)	12,446	107,827

(*)	The Company writes off the trade and other receivables when contractual payments are more than 5 years past due, or for reasons such as termination of operations or liquidation.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

6.	Trade and Other Receivables, Continued

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivables - trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classified the accounts receivable - trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade as of December 31, 2018 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 year ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate	~~W~~	2.42%	38.51%	64.96%	83.08%
	Gross amount		943,281	23,698	51,111	28,027
	Loss allowance		22,862	9,125	33,204	23,286

Other revenue	Expected credit loss rate		1.04%	1.07%	8.24%	52.46%
	Gross amount		351,267	4,400	23,264	49,054
	Loss allowance		3,666	47	1,916	25,736

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost consist primarily of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company trades only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company was not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

7.	Prepaid expenses

As discussed in note 3, the Company adopted K-IFRS No. 1115, Revenue from Contracts with Customers, during the year beginning January 1, 2018. The Company pays commissions to its retail stores and authorized dealers for new and retained customer contracts. The Company capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses, which the Company previously expensed. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers based on the Company’s historical subscriber churn rate.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

7.	Prepaid expenses, Continued

(1)	Details of prepaid expenses as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,574,309	—
Others		113,925	121,121

	~~W~~	1,688,234	121,121

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	724,233	—
Others		28,948	25,169

	~~W~~	753,181	25,169

(2)	Incremental costs of obtaining contracts

Incremental costs of obtaining contracts that are capitalized as assets as of December 31, 2018 and the related amortization recognized as commissions during the year ended December 31, 2018 are as follows:

(In millions of won)	2018
Amortization recognized as commissions	~~W~~	2,040,089

8.	Contract assets and liabilities

As discussed in note 3, the Company adopted K-IFRS No. 1115, Revenue from Contracts with Customers, during the year beginning January 1, 2018. In case of providing both wireless telecommunication services and sales of mobile devices, the Company allocated the consideration based on relative stand-alone selling prices and recognizes uninvoiced receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for the customer loyalty program as contract liabilities.

Details of contract assets and liabilities as of December 31, 2018 and January 1, 2018 are as follows:

(In millions of won)
	December 31, 2018		January 1, 2018
Contract assets:
Allocation of consideration between performance obligations	~~W~~	7,531	—
Contract liabilities:
Wireless service contracts		18,425	16,577
Customer loyalty programs		17,113	10,739
Others		18,895	16,729

	~~W~~	54,433	44,045

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

8.	Contract assets and liabilities, Continued

The amount of revenue recognized during the year ended December 31, 2018 related to the contract liabilities carried forward from the prior period and the performance obligations satisfied in the prior reporting period is ~~W~~33,766 million.

9.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	Category	December 31, 2018		December 31, 2017
Beneficiary certificates	Available-for-sale financial assets	~~W~~	—	47,383
	FVTPL		47,849	—

		~~W~~	47,849	47,383

(2)	Details of long-term investment securities as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	Category	December 31, 2018		December 31, 2017
Equity instruments	Available-for-sale financial assets	~~W~~	—	723,703
	FVOCI(*)		333,161	—

			333,161	723,703
Debt instruments	Available-for-sale financial assets		—	900
	FVTPL		77,511	—

			77,511	900

		~~W~~	410,672	724,603

(*)

The Company designated ~~W~~333,161 million of investments in equity instruments that are not held for trading as financial assets at FVOCI. During the year ended December 31, 2018, the Company disposed of 3,520,964 common shares issued by KB Financial Group Inc. in exchange for ~~W~~179,569 million in cash.

10.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Investments in subsidiaries	~~W~~	5,286,601	4,391,693
Investments in associates and joint ventures		4,902,313	4,760,628

	~~W~~	10,188,914	9,152,321

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

10.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(2)	Details of investments in subsidiaries as of December 31, 2018 and 2017 are as follows:

(In millions of won, except for share data)	December 31, 2018				December 31, 2017
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	243,988	243,988
SK Broadband Co., Ltd.	298,460,212	100.0		1,870,582	1,870,582
SK Communications Co., Ltd.	43,427,530	100.0		69,668	69,668
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SK Planet Co., Ltd. (*1,2)	69,593,562	98.7		404,833	1,298,237
Eleven Street Co., Ltd. (*1)	8,224,709	80.3		1,049,403	—
IRIVER LIMITED (*3)	29,246,387	52.6		156,642	91,642
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	38,652
Life & Security Holdings Co., Ltd. (*4)	740,895	55.0		703,736	—
SKT Americas, Inc.	122	100.0		45,701	45,701
Atlas Investment (*5)	—	100.0		99,874	84,495
SK Global Healthcare Business Group., Ltd. (*6)	—	100.0		1,929	39,649
SK techx Co., Ltd. (*2)	—	—		—	155,999
One Store Co., Ltd.	10,409,600	65.5		82,186	82,186
id Quantique SA (*7)	60,824,172	65.6		81,902	—
SK Infosec Co., Ltd. (*8)	12,636,024	100.0		44,410	—
Network O&S Co., Ltd., etc	—	—		47,790	35,033

			~~W~~	5,286,601	4,391,693

(*1)

During the year ended December 31, 2018, SK Planet Co., Ltd. spun off the business unit of 11st (E-commerce and Internet-related business) and incorporated Eleven Street Co., Ltd. in order to enhance the industry specialization, competitiveness and growth potential by strengthening core competencies of the businesses.

(*2)	During the year ended December 31, 2018, SK Planet Co., Ltd. merged SK techx Co., Ltd., a subsidiary owned by the Company.
(*3)	The Company acquired additional 7,420,091 shares of IRIVER LIMITED at a consideration of ~~W~~65,000 million in cash through a non-proportional paid-in capital during the year ended December 31, 2018.
(*4)

The Company obtained the control over Life & Security Holdings Co., Ltd. by acquiring 740,895 shares for ~~W~~703,736 million during the year ended December 31, 2018 in order to enhance the security business and expand residential customer base.

(*5)	The Company contributed ~~W~~15,379 million in cash during the year ended December 31, 2018.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

10.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(2)	Details of investments in subsidiaries as of December 31, 2018 and 2017 are as follows, Continued:

(*6)	During the year ended December 31, 2018, the carrying amount of SK Global Healthcare Business Group Ltd. decreased due to the return of the invested funds.
(*7)

The Company acquired additional 41,157,506 shares of both common and preferred stocks, in aggregate, for ~~W~~55,249 million in cash during the year ended as of December 31, 2018 and reclassified the existing equity instruments at FVOCI to subsidiaries. Due to the reclassification, ~~W~~1,636 million of valuation gain on the equity instruments at FVOCI is reclassified to retained earnings. In addition, the Company acquired 16,666,666 shares by contributing ~~W~~5,672 million of assets, and the shares were measured at fair value. As a result of the transaction, the Company recognized ~~W~~10,997 million of gain on disposal of property and equipment and ~~W~~ 6,019 million of gain on disposal of intangible assets.

(*8)

During the year ended December 31, 2018, the Company acquired entire shares of SK Infosec Co., Ltd. through a comprehensive stock exchange transaction by transferring 1,260,668 of treasury shares to SK Holdings Co., Ltd., the ultimate controlling entity. As the transaction occurred under common control, the Company recognized the acquisition cost of the shares at the carrying amount in the consolidated financial statements of SK Holdings Co., Ltd. The difference between the value of issued treasury shares and the acquisition cost of the shares of SK Infosec Co., Ltd. was recognized in capital surplus and others.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

10.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2018 and 2017 are as follows:

(In millions of won, except for share data)
	December 31, 2018				December 31, 2017
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
HappyNarae Co., Ltd.(*1)	—	—		—	12,939
Korea IT Fund(*2)	190	63.3		220,957	220,957
Wave City Development Co., Ltd.(*3)	393,460	19.1		1,532	1,532
KEB HanaCard Co., Ltd.(*3)	39,902,323	15.0		253,739	253,739
Daehan Kanggun BcN Co., Ltd.	1,675,124	29.0		353	353
NanoEnTek, Inc.(*4)	7,600,649	28.9		51,138	47,958
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
SK MENA Investment B.V.	9,772,686	32.1		14,485	14,485
SK Latin America Investment S.A.	9,448,937	32.1		14,243	14,243
S.M.Culture & Contents Co., Ltd.	22,033,898	23.4		65,341	65,341
12CM Japan, Inc.(*5)	3,925	28.2		7,697	—
MAKEUS Corp.(*3,5)	2,153	8.9		9,773	—
SK South East Asia Investment Pte. Ltd.(*5)	100,000,000	20.0		111,000	—
Pacific Telecom Inc.(*3,5)	1,734,109	15.0		36,487	—
HealthConnect Co., Ltd. and others(*6)	—	—		69,207	71,824

			~~W~~	4,877,733	4,725,152

Investment in joint ventures:
Finnq Co., Ltd.(*7)	4,900,000	49.0	~~W~~	24,580	24,580
12CM GLOBAL PTE. LTD.(*8)	—	—		—	10,896

				24,580	35,476

			~~W~~	4,902,313	4,760,628

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

10.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2018 and 2017 are as follows, Continued:

(*1)	During the year ended December 31, 2018, the entire investments were disposed to SK hynix Inc. Gain on disposal of investments amounting to ~~W~~15,477 million was recognized from the transaction.
(*2)	Investment in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement.
(*3)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of board of directors even though the Company has less than 20% of equity interest.

(*4)

The Company acquired convertible bond issued by NanoEnTek, Inc. for ~~W~~3,180 million and exercised the conversion right during the year ended December 31, 2018, which resulted in the change in ownership of the investee.

(*5)	These investments were newly acquired during the year ended December 31, 2018.
(*6)	Impairment loss amounting to ~~W~~12,511 million was recognized in relation to its investment in HealthConnect Co., Ltd. during the year ended December 31, 2018.
(*7)	These investments were classified as investment in joint ventures as the Company has joint control pursuant to the agreement with the other shareholders.
(*8)	During the year ended December 31, 2018, the Company disposed of the entire shares.

(4)	The market value of investments in listed subsidiaries as of December 31, 2018 and 2017 are as follows:

(In millions of won, except for share data)
	December 31, 2018				December 31, 2017
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
IRIVER LIMITED	~~W~~	6,760	29,246,387	197,706	5,580	21,826,296	121,790

(5) The market value of investments in listed associates as of December 31, 2018 and 2017 are as follows:

(In millions of won, except for share data)
	December 31, 2018				December 31, 2017
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	~~W~~	4,235	7,600,649	32,189	5,950	6,960,445	41,415
SK hynix Inc.		60,500	146,100,000	8,839,050	76,500	146,100,000	11,176,650
S.M.Culture & Contents Co., Ltd.		2,020	22,033,898	44,508	2,700	22,033,898	59,492

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

11.	Property and Equipment

(1)	Property and equipment as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018
	Acquisition cost		Accumulated depreciation	Accumulated Impairment	Carrying amount
Land	~~W~~	544,419	—	—	544,419
Buildings		1,143,315	(606,315)	—	537,000
Structures		879,774	(524,035)	—	355,739
Machinery		23,479,250	(19,069,611)	(27,264)	4,382,375
Other		1,598,988	(981,151)	—	617,837
Construction in progress		506,120	—	—	506,120

	~~W~~	28,151,866	(21,181,112)	(27,264)	6,943,490

(In millions of won)
	December 31, 2017
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	~~W~~	525,572	—	525,572
Buildings		1,117,686	(570,814)	546,872
Structures		864,776	(488,021)	376,755
Machinery		22,636,857	(17,988,526)	4,648,331
Other		1,439,163	(990,960)	448,203
Construction in progress		377,400	—	377,400

	~~W~~	26,961,454	(20,038,321)	6,923,133

(2)	Details of the changes in property and equipment for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment(*)	Ending balance
Land	~~W~~	525,572	4,360	(29)	14,516	—	—	544,419
Buildings		546,872	3,636	(1,457)	25,216	(37,267)	—	537,000
Structures		376,755	9,188	(36)	5,859	(36,027)	—	355,739
Machinery		4,648,331	222,564	(52,881)	1,192,243	(1,600,618)	(27,264)	4,382,375
Other		448,203	841,425	(5,330)	(565,720)	(100,741)	—	617,837
Construction in progress		377,400	948,966	(4,622)	(815,624)	—	—	506,120

	~~W~~	6,923,133	2,030,139	(64,355)	(143,510)	(1,774,653)	(27,264)	6,943,490

(*)	The Company recognized impairment losses for obsolete assets during the year ended December 31, 2018.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

11.	Property and Equipment, Continued

(2)	Details of the changes in property and equipment for the years ended December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)
	2017
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	506,786	4,927	(4,449)	18,308	—	525,572
Buildings		557,021	2,138	(477)	24,927	(36,737)	546,872
Structures		357,065	46,614	(74)	8,387	(35,237)	376,755
Machinery		4,781,985	213,975	(24,180)	1,330,226	(1,653,675)	4,648,331
Other		492,410	685,159	(5,853)	(614,933)	(108,580)	448,203
Construction in progress		603,272	936,669	(4,088)	(1,158,453)	—	377,400

	~~W~~	7,298,539	1,889,482	(39,121)	(391,538)	(1,834,229)	6,923,133

12.	Goodwill

Goodwill as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Goodwill related to acquisition of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.1%(6.6% in prior year) to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of (-)0.4% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Company’s long-term wireless telecommunication business growth rate. Management of the Company does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

13.	Intangible Assets

(1)	Intangible assets as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	6,210,882	(3,070,904)	—	3,139,978
Land usage rights		47,123	(40,625)	—	6,498
Industrial rights		47,584	(32,284)	—	15,300
Development costs		—	—	—	—
Facility usage rights		54,344	(38,336)	—	16,008
Club memberships(*1)		77,767	—	(30,356)	47,411
Other(*2)		3,079,376	(2,293,707)	—	785,669

	~~W~~	9,517,076	(5,475,856)	(30,356)	4,010,864

(In millions of won)
	December 31, 2017
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	4,843,955	(2,667,015)	—	2,176,940
Land usage rights		46,407	(38,549)	—	7,858
Industrial rights		51,978	(39,079)	—	12,899
Development costs		95,958	(95,958)	—	—
Facility usage rights		52,312	(35,856)	—	16,456
Club memberships(*1)		75,546	—	(30,703)	44,843
Other(*2)		2,854,375	(2,023,826)	—	830,549

	~~W~~	8,020,531	(4,900,283)	(30,703)	3,089,545

(*1)	Club memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)

Other intangible assets primarily consist of computer software and usage rights to a research facility which the Company built and donated, and the Company is given rights-to-use for a definite number of years in return.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

13.	Intangible Assets, Continued

(2)	Details of the changes in intangible assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,176,940	1,366,926	—	—	(403,888)	3,139,978
Land usage rights		7,858	2,134	(72)	406	(3,828)	6,498
Industrial rights		12,899	6,617	(716)	263	(3,763)	15,300
Facility usage rights		16,456	2,223	(39)	101	(2,733)	16,008
Club memberships		44,843	3,219	(651)	—	—	47,411
Other		830,549	73,395	(3,408)	169,757	(284,624)	785,669

	~~W~~	3,089,545	1,454,514	(4,886)	170,527	(698,836)	4,010,864

(In millions of won)
	2017
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,580,828	—	—	—	(403,888)	2,176,940
Land usage rights		8,359	3,247	(201)	200	(3,747)	7,858
Industrial rights		13,692	2,437	(19)	—	(3,211)	12,899
Facility usage rights		16,259	2,806	(36)	129	(2,702)	16,456
Club memberships		43,984	2,969	(2,197)	87	—	44,843
Other		612,541	63,839	(4,642)	414,560	(255,749)	830,549

	~~W~~	3,275,663	75,298	(7,095)	414,976	(669,297)	3,089,545

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

13.	Intangible Assets, Continued

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Research and development costs expensed as incurred	~~W~~	319,931	302,656

(4)	Details of frequency usage rights as of December 31, 2018 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	101,969	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		376,860	LTE service	Sept. 2013	Dec. 2021
2.6GHz license		971,350	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		322,873	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5GHz license(*)		1,164,243	5G service	—	Nov. 2028
28GHz license(*)		202,683	5G service	—	Nov. 2023

	~~W~~	3,139,978

(*)

The Company participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology (ICT) and was assigned the 3.5GHz and 28GHz band of frequency licenses during the year ended December 31, 2018. The considerations payable for the bands of frequency are ~~W~~1,218,500 million and ~~W~~207,300 million, respectively. These bands of frequency were assigned in December 2018 to the Company and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Company recognized these frequency licenses as intangible assets at the date of initial lump sum payment and starts amortization when the bands of frequency are in the condition necessary for them to be capable of operating in the manner intended by management.

14.	Borrowings and Debentures

(1)	Long-term borrowings as of December 31, 2018 and 2017 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2018		December 31, 2017
Export Kreditnamnden(*)	1.70	Apr. 29, 2022	~~W~~	45,007 (USD 40,253)	55,471 (USD 51,775)

Less present value discount				(613)	(954)

				44,394	54,517
Less current installments				(12,630)	(12,031)

			~~W~~	31,764	42,486

(*)	The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

14.	Borrowings and Debentures, Continued

(2)	Debentures as of December 31, 2018 and 2017 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2018		December 31, 2017
Unsecured corporate bonds	Other fund	2018	5.00	~~W~~	—	200,000
Unsecured corporate bonds	Operating fund	2021	4.22		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured corporate bonds		2022	3.30		140,000	140,000
Unsecured corporate bonds		2032	3.45		90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2019	3.30		50,000	50,000
Unsecured corporate bonds		2024	3.64		150,000	150,000
Unsecured corporate bonds(*1)		2029	4.72		61,813	60,278
Unsecured corporate bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured corporate bonds		2021	2.66		150,000	150,000
Unsecured corporate bonds		2024	2.82		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.40		100,000	100,000
Unsecured corporate bonds		2025	2.49		150,000	150,000
Unsecured corporate bonds		2030	2.61		50,000	50,000
Unsecured corporate bonds	Operating fund	2018	1.89		—	90,000
Unsecured corporate bonds		2025	2.66		70,000	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2018	2.07		—	80,000
Unsecured corporate bonds		2025	2.55		100,000	100,000
Unsecured corporate bonds		2035	2.75		70,000	70,000
Unsecured corporate bonds	Operating fund	2019	1.65		70,000	70,000
Unsecured corporate bonds		2021	1.80		100,000	100,000
Unsecured corporate bonds		2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2019	1.62		50,000	50,000
Unsecured corporate bonds		2021	1.71		50,000	50,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2020	1.93		60,000	60,000
Unsecured corporate bonds		2022	2.17		120,000	120,000
Unsecured corporate bonds		2027	2.55		100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2020	2.39		100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63		80,000	80,000
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	100,000
Unsecured corporate bonds		2021	2.57		110,000	—
Unsecured corporate bonds		2023	2.81		100,000	—
Unsecured corporate bonds		2028	3.00		200,000	—
Unsecured corporate bonds		2038	3.02		90,000	—
Unsecured corporate bonds	Operating and refinancing fund	2021	2.10		100,000	—
Unsecured corporate bonds		2023	2.33		150,000	—
Unsecured corporate bonds		2038	2.44		50,000	—

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

14.	Borrowings and Debentures, Continued

(2)	Debentures as of December 31, 2018 and 2017 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2018		December 31, 2017
Unsecured global bonds	Operating fund	2027	6.63		447,240 (USD 400,000)	428,560 (USD 400,000)
Unsecured global bonds		2018	2.13		—	749,980 (USD 700,000)
Unsecured global bonds		2023	3.75		559,050 (USD 500,000)	—
Floating rate notes (*2)		2020	3M LIBOR +0.88		335,430 (USD 300,000)	321,420 (USD 300,000)

					5,743,533	5,470,238
Less discounts on bonds					(20,921)	(16,374)

					5,722,612	5,453,864
Less current installments of bonds					(499,747)	(1,119,016)

				~~W~~	5,222,865	4,334,848

(*1)

The Company eliminated measurement inconsistency of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss. The carrying amount of financial liabilities designated at fair value through profit or loss exceeds the principal amount required to pay at maturity by ~~W~~11,813 million as of December 31, 2018.

(*2)	As of December 31, 2018, 3M LIBOR rate is 2.80%.

15.	Long-term Payables - other

(1)	As of December 31, 2018 and 2017, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 13):

(In millions of won)
	December 31, 2018		December 31, 2017
Long-term payables – other	~~W~~	2,476,738	1,710,255
Present value discount on long-term payables – other		(113,772)	(79,874)
Current installments of long-term payables – other		(423,884)	(301,751)

Carrying amount at December 31	~~W~~	1,939,082	1,328,630

(2)	The repayment schedule of the principal amount of long-term payables – other as of December 31, 2018 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	425,349
1~3 years		850,699
3~5 years		444,480
More than 5 years		756,210

	~~W~~	2,476,738

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

16.	Provisions

Changes in provisions for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	For the year ended December 31, 2018						As of December 31, 2018
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for installment of handset subsidy	~~W~~	3,874	—	(1,075)	(2,799)	—	—	—
Provision for restoration		56,162	4,745	(824)	(535)	59,548	47,065	12,483
Emission allowance		4,650	2,228	(1,334)	(3,306)	2,238	2,238	—

	~~W~~	64,686	6,973	(3,233)	(6,640)	61,786	49,303	12,483

(In millions of won)
	For the year ended December 31, 2017						As of December 31, 2017
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for installment of handset subsidy	~~W~~	24,710	2	(8,898)	(11,940)	3,874	3,874	—
Provision for restoration		53,022	4,378	(817)	(421)	56,162	39,984	16,178
Emission allowance		2,788	4,663	(518)	(2,283)	4,650	4,650	—

	~~W~~	80,520	9,043	(10,233)	(14,644)	64,686	48,508	16,178

17.	Defined Benefit Assets

(1)	Details of defined benefit assets as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Present value of defined benefit obligations	~~W~~	332,044	278,778
Fair value of plan assets		(363,878)	(318,860)

	~~W~~	(31,834)	(40,082)

(2)	Principal actuarial assumptions as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Discount rate for defined benefit obligations	2.61%	3.06%
Expected rate of salary increase	3.88%	3.72%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

17.	Defined Benefit Assets, Continued

(3)	Changes in defined benefit obligations for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	For the year ended December 31
	2018		2017
Beginning balance	~~W~~	278,778	240,289
Current service cost		41,525	39,351
Interest cost		8,956	6,715
Remeasurement
- Financial assumption		10,794	(8,366)
- Adjustment based on experience		7,941	6,178
Benefit paid		(23,601)	(18,783)
Others (*)		7,651	13,394

Ending balance	~~W~~	332,044	278,778

(*)	Others for the years ended December 31, 2018 and 2017 include the changes in liabilities due to transfers of executives among affiliates.

(4)	Changes in plan assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	For the year ended December 31
	2018		2017
Beginning balance	~~W~~	318,860	265,076
Interest income		9,582	6,807
Remeasurement		(3,747)	(1,922)
Contributions		47,000	68,500
Benefit paid		(12,473)	(26,279)
Others		4,656	6,678

Ending balance	~~W~~	363,878	318,860

The Company expects to make a contribution of ~~W~~67,393 million to the defined benefit plans in 2019.

(5)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	For the year ended December 31
	2018		2017
Current service cost	~~W~~	41,525	39,351
Net interest income		(626)	(92)

	~~W~~	40,899	39,259

The above costs are recognized in labor, research and development, or capitalized into construction-in-progress.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

17.	Defined Benefit Assets, Continued

(6)	Details of plan assets as of December 31, 2018 and 2017 are as follows:

(In millions of won)	For the year ended December 31
	2018		2017
Equity instruments	~~W~~	1,867	9,819
Debt instruments		70,670	87,930
Short-term financial instruments, etc.		291,341	221,111

	~~W~~	363,878	318,860

(7)	As of December 31, 2018, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(11,269)	11,984
Expected salary increase rate		12,066	(11,449)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2018 is 7.51 years.

18.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2018 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency (U.S. dollar borrowing amounting to USD 40,253)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022
Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	Foreign currency risk	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018~ Apr. 16, 2023

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

18.	Derivative Instruments, Continued

(2)	As of December 31, 2018, details of fair values of the above derivatives recorded in assets or liabilities are as follows:

(In millions of won and thousands of foreign currencies)
Hedging instrument (Hedged item)	Cash flow hedge		Held for trading	Fair value
Non-current assets:
Structured bond (face value of KRW 50,000)	~~W~~	—	10,947	10,947
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		9,335	—	9,335
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		6,499	—	6,499
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)		24,024	—	24,024

	~~W~~			50,805

Non-current liabilities:
Fixed-to-fixed long-term borrowings (U.S. dollar borrowing amounting to USD 40,253)	~~W~~	(1,107)	—	(1,107)

19.	Share Capital and Capital Surplus and Others

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common stocks and the details of capital surplus and others as of December 31, 2018 and 2017 are as follows:

(In millions of won, except for share data)
	December 31, 2018		December 31, 2017
Number of authorized shares		220,000,000	220,000,000
Number of issued shares (*)		80,745,711	80,745,711
Share capital:
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares (Note 20)		(1,979,475)	(2,260,626)
Hybrid bonds (Note 21)		398,759	398,518
Share option (Note 22)		1,007	414
Others		(920,854)	(682,298)

	~~W~~	415,324	371,895

(*)

In 2002 and 2003, the Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Company’s outstanding shares have decreased without change in share capital.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

19.	Share Capital and Capital Surplus and Others, Continued

There were no changes in share capital during the years ended December 31, 2018 and 2017 and details of shares outstanding as of December 31, 2018 and 2017 are as follows:

(In shares)	2018			2017
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	8,875,883	71,869,828	80,745,711	10,136,551	70,609,160

20.	Treasury Shares

The Company acquired treasury shares to provide share dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and stabilize its share prices.

Treasury shares as of December 31, 2018 and 2017 are as follows:

(In millions of won, except for share data)
	December 31, 2018		December 31, 2017
Number of shares (*)		8,875,883	10,136,551
Acquisition cost	~~W~~	1,979,475	2,260,626

(*)	The number of treasury shares have decreased by 1,260,668 due to the comprehensive stock exchange transaction with SK Holdings Co., Ltd. (See note 10)

21.	Hybrid Bonds

The Company repaid Series 1 hybrid bonds during the year ended December 31, 2018 and issued the Series 2 hybrid bonds. Hybrid bonds classified as equity as of December 31, 2018 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate (%)(*2)	Amount
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70	~~W~~	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		100,000
Issuance costs						(1,241)

					~~W~~	398,759

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common stocks.

(*1)	The Company has a right to extend the maturity without any notice or announcement.
(*2)

Annual interest rate is determined as yield rate of 5 year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

22.	Share option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

Series
	1-1	1-2	1-3	2(*)
Grant date	March 24, 2017			Feburuary 20, 2018
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares
Number of shares (in shares)	22,168	22,168	22,168	1,358
Exercise price (in won)	246,750	266,490	287,810	254,120
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020~ Feb. 20, 2023
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date

(*)	Parts of the grant that have not met the vesting conditions have been forfeited during the year ended December 31, 2018.

(2)	Share compensation expense recognized during the year ended December 31, 2018 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
During the year ended December 31, 2017	~~W~~	414
During the year ended December 31, 2018		593
In subsequent periods		416

	~~W~~	1,423

(3)	The Company used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

	1-1	1-2	1-3	2
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%
Estimated option’s life	5 years	6 years	7 years	5 years
Share price (Closing price on the preceding day in won)	262,500	262,500	262,500	243,500
Expected volatility	13.38%	13.38%	13.38%	16.45%
Expected dividends	3.80%	3.80%	3.80%	3.70%
Exercise price (in won)	246,750	266,490	287,810	254,120
Per share fair value of the option (in won)	27,015	20,240	15,480	23,988

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

23.	Retained Earnings

(1)	Retained earnings as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		10,531,138	10,171,138
Reserve for technology development		3,321,300	3,071,300

		13,874,758	13,264,758
Unappropriated		2,593,031	1,247,798

	~~W~~	16,467,789	14,512,556

(2)	Legal reserve

The Korean Commercial Act requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

24.	Statements of Appropriation of Retained Earnings

Details of statements of appropriation of retained earnings for the years ended December 31, 2018 and 2017 are as follows:

Date of appropriation for 2018: March 26, 2019

Date of appropriation for 2017: March 21, 2018

(In millions of won)
	2018		2017
Unappropriated retained earnings:
Unappropriated retained earnings	~~W~~	2,316	2,387
Changes in accounting policies		1,773,596	—
Remeasurement of defined benefit liabilities		(16,354)	1,746
Reclassification of valuation gain on FVOCI		(14,017)	—
Interim dividends: 2018: ~~W~~1,000 per share, 200% on par value 2017: ~~W~~1,000 per share, 200% on par value		(70,609)	(70,609)
Interest on hybrid bonds		(15,803)	(16,840)
Profit for the year		933,902	1,331,114

		2,593,031	1,247,798

Appropriation of retained earnings:
Reserve for business expansion		1,000,000	360,000
Reserve for technology development		944,000	250,000
Cash dividends: 2018: ~~W~~ 9,000 per share, 1,800% on par value 2017: ~~W~~ 9,000 per share, 1,800% on par value		646,828	635,482

		2,590,828	1,245,482

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	2,203	2,316

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Valuation gain on FVOCI	~~W~~	2,047	—
Valuation gain on available-for-sale financial assets		—	148,873
Valuation loss on derivatives		(42,312)	(70,572)

	~~W~~	(40,265)	78,301

(2)	Changes in reserves for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on available-for-sale financial assets	Valuation gain (loss) on derivatives	Total
Balance at January 1, 2017	~~W~~	—	28,963	(90,756)	(61,793)
Changes, net of taxes		—	119,910	20,184	140,094

Balance at December 31, 2017		—	148,873	(70,572)	78,301
Impact of adopting K-IFRS No.1109		90,484	(148,873)	—	(58,389)
Balance at January 1, 2018		90,484	—	(70,572)	19,912
Changes, net of taxes		(88,437)	—	28,260	(60,177)

Balance at December 31, 2018	~~W~~	2,047	—	(42,312)	(40,265)

(3)	Changes in valuation gain on financial assets at FVOCI and available-for-sale financial assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Balance at January 1	~~W~~	90,484	28,963
Amount recognized as other comprehensive income during the year, net of taxes		(102,454)	121,773
Amount reclassified to profit or loss, net of taxes		—	(1,863)
Amount reclassified to retained earnings, net of taxes		14,017	—

Balance at December 31	~~W~~	2,047	148,873

(4)	Changes in valuation loss on derivatives for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Balance at January 1	~~W~~	(70,572)	(90,756)
Amount recognized as other comprehensive income (loss) during the year, net of taxes		(11,658)	15,559
Amount reclassified to profit or loss, net of taxes		39,918	4,625

Balance at December 31	~~W~~	(42,312)	(70,572)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Operating revenue

Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)
	2018		2017
Products transferred at a point in time:
Product sales	~~W~~	134,290	160,571
Services transferred over time:
Wireless service revenue(*1)		9,999,778	10,768,777
Cellular interconnection revenue		565,314	624,299
Others(*2)		1,006,257	914,388

		11,571,349	12,307,464

	~~W~~	11,705,639	12,468,035

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through usage charges collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

27.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Communication	~~W~~	28,374	24,835
Utilities		229,508	232,757
Taxes and dues		21,630	20,318
Repair		247,095	229,724
Research and development		319,931	302,656
Training		26,482	23,968
Bad debt for accounts receivable - trade		18,082	15,049
Other		45,599	41,986

	~~W~~	936,701	891,293

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	19,906	8,146
Others		21,359	10,325

	~~W~~	41,265	18,471

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	54,695	30,884
Donations		58,354	93,950
Bad debt for accounts receivable - other		3,008	5,288
Others		33,760	35,661

	~~W~~	149,817	165,783

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

29.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Finance Income:
Interest income	~~W~~	42,301	53,721
Gain on sale of accounts receivable – other		25,476	18,548
Dividends		177,490	101,256
Gain on foreign currency transactions		14,666	9,275
Gain on foreign currency translations		568	7
Gain relating to financial assets at FVTPL		16,665	142
Gain on disposal of long-term investment securities		—	3,390
Gain on valuation of derivatives		1,893	1,686

	~~W~~	279,059	188,025

(In millions of won)
	2018		2017
Finance Costs:
Interest expenses	~~W~~	225,224	246,327
Loss on foreign currency transactions		14,932	13,817
Loss on foreign currency translations		650	521
Loss on disposal of long-term investment securities		—	694
Loss on settlement of derivatives		12,489	10,031
Loss relating to financial assets at FVTPL		625	—
Loss relating to financial liabilities at FVTPL		1,535	678
Others		—	2,030

	~~W~~	255,455	274,098

(2)	Details of interest income included in finance income for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Interest income on cash equivalents and short-term financial instruments	~~W~~	16,220	14,747
Interest income on loans and others		26,081	38,974

	~~W~~	42,301	53,721

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

29.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Interest expense on borrowings	~~W~~	3,970	6,799
Interest expense on debentures		171,580	182,038
Others		49,674	57,490

	~~W~~	225,224	246,327

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2018 and 2017 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 34.

1)	Finance income and costs

(In millions of won)
	2018
	Finance income(*)		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	44,246	625
Financial assets at FVOCI		17,585	—
Financial assets at amortized cost		57,240	15,574

		119,071	16,199

Financial Liabilities:
Financial liabilities at FVTPL		—	1,535
Financial liabilities measured at amortized cost		83	225,232
Derivatives designated as hedging instrument		—	12,489

		83	239,256

	~~W~~	119,154	255,455

(*)	Finance income does not include ~~W~~159,905 million of dividends received from subsidiaries, associates and joint ventures for the year ended December 31, 2018.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

29.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2018 and 2017 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 34, Continued.

1)	Finance income and costs, Continued

(In millions of won)
	2017
	Finance income(*)		Finance costs
Financial Assets:
Financial assets at fair value through profit or loss	~~W~~	1,827	—
Available-for-sale financial assets		15,586	2,724
Loans and receivables		72,089	14,338

		89,502	17,062

Financial Liabilities:
Financial liabilities at fair value through profit or loss		—	678
Financial liabilities measured at amortized cost		9,251	246,327
Derivatives designated as hedging instrument		—	10,031

		9,251	257,036

	~~W~~	98,753	274,098

(*)	Finance income does not include ~~W~~89,275 million of dividends received from subsidiaries, associates and joint ventures for the year ended December 31, 2017.

2)	Other comprehensive income (loss)

(In millions of won)
	2018		2017
Financial Assets:
Financial assets at FVOCI	~~W~~	(102,454)	—
Available-for-sale financial assets		—	119,910
Derivatives designated as hedging instrument		17,694	7,302

		(84,760)	127,212

Financial Liabilities:
Derivatives designated as hedging instrument		10,566	12,882

	~~W~~	(74,194)	140,094

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

29.	Finance Income and Costs, Continued

(5)	Details of impairment losses for financial assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Accounts receivable - trade	~~W~~	18,082	15,049
Other receivables		3,008	5,288
Available-for-sale financial assets		—	2,030

	~~W~~	21,090	22,367

30.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2018 and 2017 consist of the following:

(In millions of won)
	2018		2017
Current tax expense:
Current year	~~W~~	340,177	404,613
Current tax of prior years		(10,638)	(112,423)

		329,539	292,190

Deferred tax expense:
Changes in net deferred tax assets		(42,197)	(19,496)

Income tax expense	~~W~~	287,342	272,694

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2018 and 2017 is attributable to the following:

(In millions of won)
	2018		2017
Income taxes at statutory income tax rate	~~W~~	325,480	387,660
Non-taxable income		(16,912)	(40,381)
Non-deductible expenses		9,807	29,124
Tax credit and tax reduction		(14,037)	(34,300)
Changes in unrecognized deferred taxes		4,777	42,896
Income tax refund		1,392	(99,331)
Changes in tax rate etc.		(23,165)	(12,974)

Income tax expense	~~W~~	287,342	272,694

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Valuation loss on financial assets at FVOCI	~~W~~	36,187	—
Valuation loss on available-for-sale financial assets		—	(45,331)
Valuation gain (loss) on derivatives		(10,266)	(3,103)
Remeasurement of defined benefit liabilities		6,128	1,481

	~~W~~	32,049	(46,953)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

30.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018
	Beginning		Changes in Accounting Policies	Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	58,004	3,501	1,430	—	62,935
Accrued interest income		(177)	—	66	—	(111)
Financial assets measured at fair value(*)		37,000	(282)	(7,335)	36,187	65,570
Investments in subsidiaries, associates and joint ventures		65,948	—	(50,043)	—	15,905
Property and equipment		(212,146)	—	65,756	—	(146,390)
Provisions		1,039	—	(1,039)	—	—
Retirement benefit obligation		6,917	—	1,666	6,128	14,711
Valuation gain on derivatives		25,872	—	14,681	(10,266)	30,287
Gain or loss on foreign currency translation		21,922	—	16	—	21,938
Incremental costs to acquire a contract		—	(632,150)	10,778	—	(621,372)
Others		26,574	—	6,221	—	32,795

	~~W~~	30,953	(628,931)	42,197	32,049	(523,732)

(*)	Financial assets measured at fair value was classified as available-for-sale financial assets before adopting K-IFRS No. 1109, Financial Instruments.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

30.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)	2017
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	~~W~~	52,550	5,454	—	58,004
Accrued interest income		(111)	(66)	—	(177)
Available-for-sale financial assets		74,162	8,169	(45,331)	37,000
Investments in subsidiaries, associates and joint ventures		57,399	8,549	—	65,948
Property and equipment (depreciation)		(228,718)	16,572	—	(212,146)
Provisions		5,980	(4,941)	—	1,039
Retirement benefit obligation		7,759	(2,323)	1,481	6,917
Valuation gain on derivatives		28,975	—	(3,103)	25,872
Gain or loss on foreign currency translation		19,360	2,562	—	21,922
Others		41,054	(14,480)	—	26,574

	~~W~~	58,410	19,496	(46,953)	30,953

(5)	Details of temporary differences not recognized as deferred tax assets in the statements of financial position as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Loss allowance	~~W~~	77,405	77,405
Investments in subsidiaries, associates and joint ventures		1,537,141	1,211,650
Other temporary differences		51,150	83,150

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

31.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2018 and 2017 are calculated as follows:

(In millions of won, except for share data)
	2018		2017
Profit for the year	~~W~~	933,902	1,331,114
Interest on hybrid bonds		(15,803)	(16,840)

Profit for the year on common shares		918,099	1,314,274
Weighted average number of common shares outstanding		70,622,976	70,609,160

Basic earnings per share (in won)	~~W~~	13,000	18,613

2)	The weighted average number of common shares outstanding for the years ended December 31, 2018 and 2017 are calculated as follows:

(In shares)	2018
	Issued shares	Treasury shares	Number of common shares outstanding at December 31	Weights	Weighted average number of common shares
Issued shares at January 1	80,745,711	(10,136,551)	70,609,160	365/365	70,609,160
Disposal of treasury shares	—	1,260,668	1,260,668	4/365	13,816

					70,622,976

(In shares)	2017
	Number of common shares	Weighted average number of common shares
Issued shares at January 1	80,745,711	80,745,711
Treasury shares at January 1	(10,136,551)	(10,136,551)

	70,609,160	70,609,160

(2)	Diluted earnings per share

For the years ended December 31, 2018 and 2017, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

32.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2018	Cash dividends (interim)	70,609,160	500	200%	~~W~~	70,609
	Cash dividends (year-end)	71,869,828	500	1,800%		646,828

					~~W~~	717,437

2017	Cash dividends (interim)	70,609,160	500	200%	~~W~~	70,609
	Cash dividends (year-end)	70,609,160	500	1,800%		635,482

					~~W~~	706,091

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2018 and 2017 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2018	Cash dividends	10,000	269,500	3.71%
2017	Cash dividends	10,000	267,000	3.75%

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

33.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives- hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	877,823	—	877,823
Financial instruments		—	—	99,382	—	99,382
Short-term investment securities		47,849	—	—	—	47,849
Long-term investment securities(*)		77,511	333,161	—	—	410,672
Accounts receivable - trade		—	—	1,354,260	—	1,354,260
Loans and other receivables		485,325	—	554,048	—	1,039,373
Derivative financial assets		10,947	—	—	39,858	50,805

	~~W~~	621,632	333,161	2,885,513	39,858	3,880,164

(*) The Company designated ~~W~~333,161 million of equity instruments that are not held for trading as financial assets at FVOCI.
(In millions of won)
	December 31, 2017
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives- hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	880,583	—	880,583
Financial instruments		—	—	94,382	—	94,382
Short-term investment securities		—	47,383	—	—	47,383
Long-term investment securities		—	724,603	—	—	724,603
Accounts receivable - trade		—	—	1,520,209	—	1,520,209
Loans and other receivables		—	—	1,524,714	—	1,524,714
Derivative financial assets		9,054	—	—	21,554	30,608

	~~W~~	9,054	771,986	4,019,888	21,554	4,822,482

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

33.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives- hedging instrument	Total
Derivative financial liabilities	~~W~~	—	—	1,107	1,107
Borrowings		—	44,394	—	44,394
Debentures (*)		61,813	5,660,799	—	5,722,612
Accounts payable - other and others		—	5,181,029	—	5,181,029

	~~W~~	61,813	10,886,222	1,107	10,949,142

(*)

Debentures classified as financial liabilities at FVTPL as of December 31, 2018 are structured bonds, and they were designated as financial liabilities at FVTPL in order to eliminate a measurement inconsistency with the related derivatives.

(In millions of won)
	December 31, 2017
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives- hedging instrument	Total
Derivative financial liabilities	~~W~~	—	—	38,510	38,510
Borrowings		—	54,517	—	54,517
Debentures (*)		60,278	5,393,586	—	5,453,864
Accounts payable - other and others		—	4,116,758	—	4,116,758

	~~W~~	60,278	9,564,861	38,510	9,663,649

(*)

Debentures classified as financial liabilities at fair value through profit or loss as of December 31, 2017 are structured bonds, and they were designated as financial liabilities at fair value through profit or loss in order to eliminate a measurement inconsistency with the related derivatives.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

34.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, and accounts receivable - trade and other. Financial liabilities consist of accounts payable - other and others, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2018 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	81,164	~~W~~	90,750	1,231,610	~~W~~	1,377,063
EUR	14,499		18,547	60		77
JPY	14,428		146	158		2
Others	—		155	—		15

		~~W~~	109,598		~~W~~	1,377,157

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See note 18)

As of December 31, 2018, a hypothetical change in exchange rates by 10% would have increased (reduced) the Company’s income before income taxes as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	8,966	(8,966)
EUR		1,847	(1,847)
JPY		14	(14)
Others		14	(14)

	~~W~~	10,841	(10,841)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures, and long-term payables-other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis of interest rate risk to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2018, floating-rate debentures amount to ~~W~~335,430 million, and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate debentures as described in note 18. Therefore, income before income taxes for the year ended December 31, 2018 would not have been affected by the changes in interest rates of floating-rate borrowings and debentures.

As of December 31, 2018, the floating-rate long-term payables – other are ~~W~~2,476,738 million. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2018 would change by ~~W~~ 24,767 million in relation to floating-rate long-term payables - other that are exposed to interest rate risk.

2)	Credit risk

The maximum credit exposure as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Cash and cash equivalents	~~W~~	877,781	880,541
Financial instruments		99,382	94,382
Investment securities		900	900
Accounts receivable - trade		1,354,260	1,520,209
Loans and other receivables		1,039,373	1,524,714
Derivative financial assets		50,805	30,608

	~~W~~	3,422,501	4,051,354

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(i)	Account receivable – trade and contract assets

The Company establishes a loss allowance in respect of account receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance during the year ended December 31, 2018 are included in note 6.

(ii)	Debt investments

The credit risk arises from debt investments included in ~~W~~ 99,382 million of financial instruments, ~~W~~ 900 million of investment securities, and ~~W~~1,039,373 million of loans and other receivables. To limit the exposure to this risk, the Company transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Company’s debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus the Company measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Company monitors changes in credit risk at each reporting date. The Company recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2018 are as follows:

(In millions of won)			At amortized cost
	Financial assets at FVTPL		12-month ECL	Lifetime ECL –not credit impaired	Lifetime ECL – credit impaired
Gross carrying amount	~~W~~	486,225	633,760	32,093	79,663
Loss allowance		—	(3,305)	(9,116)	(79,663)

Carrying amount	~~W~~	486,225	630,455	22,977	—

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(ii)	Debt investments, Continued

Changes in the loss allowance for the debt investments during the year ended December 31, 2018 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2017	~~W~~				97,547
Changes in accounting policy					99
January 1, 2018		2,997	11,905	82,744	97,646
Remeasurement of loss allowance, net		716	2,834	(542)	3,008
Transfer to lifetime ECL – not credit impaired		(408)	408	—	—
Transfer to lifetime ECL – credit impaired		—	(6,031)	6,031	—
Amounts written off		—	—	(13,089)	(13,089)
Recovery of amounts written off		—	—	4,519	4,519

December 31, 2018	~~W~~	3,305	9,116	79,663	92,084

(iii)	Cash and cash equivalents

The Company has ~~W~~ 877,781 million as of December 31, 2018 (~~W~~ 880,541 million as of December 31, 2017) cash and cash equivalents with banks and financial institutions above specific credit ratings.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Company considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2018 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*)	~~W~~	44,394	46,948	13,714	33,234	—
Debentures(*)		5,722,612	6,900,330	677,605	3,212,136	3,010,589
Accounts payable - other and others(*)		5,181,029	5,409,888	3,238,459	1,395,373	776,056

	~~W~~	10,948,035	12,357,166	3,929,778	4,640,743	3,786,645

(*)	Includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of December 31, 2018, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 -5 years	More than 5 years
Assets	~~W~~	39,858	36,965	19,774	50,223	(33,032)
Liabilities		(1,107)	(1,150)	(132)	(1,018)	—

	~~W~~	38,751	35,815	19,642	49,205	(33,032)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

34.	Financial Risk Management, Continued

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2017.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the financial statements.

Debt-equity ratio as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Total liabilities	~~W~~	11,960,536	10,550,131
Total equity		16,887,487	15,007,391

Debt-equity ratios		70.82%	70.30%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2018 are as follows:

(In millions of won)	December 31, 2018
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	621,632	—	544,121	77,511	621,632
Derivatives hedging instrument		39,858	—	39,858	—	39,858
FVOCI		333,161	292,399	—	40,762	333,161

	~~W~~	994,651	292,399	583,979	118,273	994,651

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	61,813	—	61,813	—	61,813
Derivative financial liabilities		1,107	—	1,107	—	1,107

	~~W~~	62,920	—	62,920	—	62,920

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	44,394	—	45,229	—	45,229
Debentures		5,660,799	—	6,033,601	—	6,033,601
Long-term payables - other		2,362,966	—	2,439,593	—	2,439,593

	~~W~~	8,068,159	—	8,518,423	—	8,518,423

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

34.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2017 are as follows:

(In millions of won)	December 31, 2017
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	9,054	—	9,054	—	9,054
Derivatives-hedging instrument		21,554	—	21,554	—	21,554
Available-for-sale financial assets		636,642	586,713	47,383	2,546	636,642

	~~W~~	667,250	586,713	77,991	2,546	667,250

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	60,278	—	60,278	—	60,278
Derivative financial liabilities		38,510	—	38,510	—	38,510

	~~W~~	98,788	—	98,788	—	98,788

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	54,517	—	55,131	—	55,131
Debentures		5,393,586	—	5,647,638	—	5,647,638
Long-term payables - other		1,630,381	—	1,749,132	—	1,749,132

	~~W~~	7,078,484	—	7,451,901	—	7,451,901

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ~~W~~135,344 million as of December 31, 2017 are measured at cost in accordance with K-IFRS No. 1039 since they are equity instruments which do not have quoted price in an active market for the identical instruments and for which fair value cannot be reliably measured using other valuation methods.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

34.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2017 are as follows, Continued:

Interest rates used by the Company for the fair value measurement as of December 31, 2018 are as follows:

Interest rate

Derivative instruments	1.63% ~ 3.12%
Borrowings and debentures	2.17% ~ 2.21%
Long-term payables - other	2.07% ~ 2.28%

3)	There have been no transfers between Level 2 and Level 1 for year ended December 31, 2018. The changes of financial assets classified as Level 3 for the year ended December 31, 2018 are as follows:

(In millions of won)
	Balance at January 1, 2018		Impact of adopting K-IFRS No. 1109	Valuation	Acquisition	Disposal	Balance at December 31, 2018
Available-for-sale financial assets	~~W~~	2,546	(2,546)	—	—	—	—
FVTPL		—	71,139	11,945	90	(5,663)	77,511
FVOCI		—	67,804	(25,613)	900	(2,329)	40,762

	~~W~~	2,546	136,397	(13,668)	990	(7,992)	118,273

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2018 and 2017 are as follows:

(In millions of won)	December 31, 2018
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	1,867	—	1,867	(1,107)	760
Accounts receivable – trade and others		92,000	(92,000)	—	—	—

	~~W~~	93,867	(92,000)	1,867	(1,107)	760

Financial liabilities:
Derivatives(*)	~~W~~	1,107	—	1,107	(1,107)	—
Accounts payable – other and others		92,324	(92,000)	324	—	324

	~~W~~	93,431	(92,000)	1,431	(1,107)	324

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

34.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement, Continued

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)	December 31, 2017
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	26,297	—	26,297	(19,781)	6,516
Accounts receivable – trade and others		88,901	(88,301)	600	—	600

	~~W~~	115,198	(88,301)	26,897	(19,781)	7,116

Financial liabilities:
Derivatives(*)	~~W~~	19,781	—	19,781	(19,781)	—
Accounts payable – other and others		88,301	(88,301)	—	—	—

	~~W~~	108,082	(88,301)	19,781	(19,781)	—

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

35.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 43 others(*)
Joint ventures	Dogus Planet, Inc. and 2 others
Associates	SK Hynix Inc. and 41 others
Others	The Ultimate Controlling Entity’s other subsidiaries and associates, etc.

(*)	As of December 31, 2018, subsidiaries of the Company are as follows:

Company		Ownership percentage (%)(*1)	Types of business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	Telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	100.0	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Customer center management service
	SERVICE TOP Co., Ltd.	100.0	Customer center management service
	Network O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment(Holdings company)
	SK Global Healthcare Business Group., Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment
	Atlas Investment	100.0	Investment
	SKT Americas, Inc.	100.0	Information gathering and consulting
	One Store Co., Ltd.	65.5	Telecommunication services
	SK Planet Co., Ltd.(*2,3)	98.7	Telecommunication services
	Eleven Street Co., Ltd.(*2)	80.3	Telecommunication services
	IRIVER LIMITED	52.6	Manufacturing of media and audio equipment
	SK Infosec Co., Ltd. (*8)	100.0	System software development and supply
	Life & Security Holdings Co., Ltd.(*8)	55.0	Investment(Holdings company)
	Quantum Innovation Fund I(*8)	59.9	Investment
	SK Telecom Japan Inc.(*4)	100.0	Investment
	id Quantique SA(*5)	65.6	Quantum information and communications service
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co.,Ltd.	100.0	Database and internet website service
	SK Planet Japan, K. K.	79.5	Digital contents sourcing service
	SKP GLOBAL HOLDINGS PTE. LTD.	100.0	Investment(Holdings company)
	SKP America LLC.	100.0	Digital contents sourcing service
	shopkick Management Company, Inc.	100.0	Investment
	shopkick, Inc.	100.0	Reward points-based in-store shopping application development
	K-net Culture and Contents Venture Fund	59.0	Capital investing in startups
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	100.0	Management of Chinese subsidiaries
	iriver Inc.	100.0	Sales and marketing in North America
	iriver China Co., Ltd.	100.0	Sales and manufacturing of MP3 and 4 in China
	Dongguan iriver Electronics Co., Ltd.	100.0	Sales and Manufacturing of e-book devices in China
	groovers Japan Co., Ltd.	100.0	Digital music contents sourcing and distribution service
	LIFE DESIGN COMPANY Inc. (formerly, S.M. LIFE DESIGN COMPANY JAPAN INC.)	100.0	Selling of goods in Japan
	groovers Inc.(*6)	100.0	Selling of contents and mastering quality sound album

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

35.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued

Company		Ownership percentage(%)(*1)	Types of business
Subsidiaries owned by Life & Security Holdings Co., Ltd.	ADT CAPS Co., Ltd.(*9)	100.0	Security system service
	CAPSTEC Co., Ltd.	100.0	Security service
	ADT SECURITY Co., Ltd.	100.0	Sales and trade of anti-theft devices and surveillance devices
Subsidiaries owned by SK Telink Co., Ltd.	SK TELINK VIETNAM Co., Ltd.(*7)	100.0	Communications device retail business
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
Subsidiaries owned by id Quantique SA	Id Quantique LLC	100.0	Quantum information and communications service
Others(*10)	SK Telecom Innovation Fund, L.P	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.
(*2)	Eleven Street Co., Ltd. was spun off from SK Planet Co., Ltd. during the year ended December 31, 2018.
(*3)	SK techx Co., Ltd. was merged into SK Planet Co., Ltd. during the year ended December 31, 2018.
(*4)	SK Telecom Japan Inc. was established during the year ended December 31, 2018.
(*5)

The Company additionally acquired shares of id Quantique SA during the year ended December 31, 2018 and reclassified the investee from equity investment measured at fair value to investment in subsidiaries.

(*6)	groovers Inc. became one of the subsidiaries of IRIVER LIMITED as a result of the acquisition of additional ownership interests during the year ended December 31, 2018.
(*7)	SK TELINK VIETNAM Co., Ltd. was established by SK Telink Co., Ltd. during the year ended December 31, 2018.
(*8)	SK Infosec Co., Ltd., Life & Security Holdings Co., Ltd., and Quantum Innovation Fund I were newly acquired during the year ended December 31, 2018.
(*9)	NSOK Co., Ltd. was merged into ADT CAPS Co., Ltd. during the year ended December 31, 2018.
(*10)	Others are owned by Atlas Investment and another subsidiary of the Company.

As of December 31, 2018, the Company is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Company.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

35.	Transactions with Related Parties, Continued

(2)	Compensation for the key management

The Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Salaries	~~W~~	4,488	2,169
Defined benefits plan expenses		920	258
Share option		548	414

	~~W~~	5,956	2,841

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

35.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)		2018
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	10,396	509,349	72,756	—

Subsidiaries	SK Broadband Co., Ltd.		120,312	561,672	58,157	—
	PS&Marketing Corporation(*2)		11,701	1,503,532	883	—
	Network O&S Co., Ltd.		4,331	216,305	48,643	—
	SK Planet Co., Ltd.		20,750	48,622	18,646	—
	SK Telink Co., Ltd.		55,490	22,875	—	—
	SERVICE ACE Co., Ltd.		7,739	130,313	—	—
	SERVICE TOP Co., Ltd.		8,359	155,577	—	—
	Eleven Street Co., Ltd.		8,246	6,870	—	—
	SK techx Co., Ltd. (*3)		3,373	96,258	11,064	—
	Others (*4)		76,878	80,992	24,761	—

			317,179	2,823,016	162,154	—

Associates	F&U Credit information Co., Ltd.		1,589	46,300	—	—
	HappyNarae Co., Ltd. (*5)		106	14,465	78,267	—
	SK hynix Inc.(*6)		175,029	313	—	—
	KEB HanaCard Co., Ltd.		15,046	15,387	—	—
	Others(*7)		4,910	30,844	1,202	204

			196,680	107,309	79,469	204

Other	SK Engineering & Construction Co., Ltd.		3,167	224	8,700	—
	SK Innovation Co., Ltd.		8,995	996	—	—
	SK Networks Co., Ltd.		14,069	15,020	435	—
	SK Networks service Co., Ltd.		650	48,618	3,948	—
	SK Telesys Co., Ltd.		181	885	72,942	—
	SK TNS Co., Ltd.		100	13,280	359,837	—
	SK energy Co., Ltd.		2,814	227	—	—
	SKC Infra Service Co., Ltd.		44	9,869	3,648	—
	SK ENS Co., Ltd.		1,604	121	—	—
	Others		10,289	5,356	—	—

			41,913	94,596	449,510	—

		~~W~~	566,168	3,534,270	763,889	204

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

35.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2018 and 2017 are as follows, Continued:

(*1)	Operating expenses and others include ~~W~~203,635 million of dividends paid by the Company.
(*2)	Operating expenses and others include ~~W~~889,352 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.
(*3)	Transactions with SK techx Co., Ltd occurred before merger with SK Planet Co., Ltd.
(*4)	Operating revenue and others include ~~W~~10,090 million of dividends received from SK Global Healthcare Business Group Ltd. and ~~W~~39,679 million of investment return.
(*5)	Transactions with HappyNarae Co., Ltd. occured before disposal.
(*6)	Operating revenue and others include ~~W~~146,100 million of dividends received.
(*7)	Operating revenue and others include ~~W~~3,715 million of dividends received from Korea IT Fund and UniSK.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

35.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)		2017
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	12,075	498,815	126,996	—
Subsidiaries	SK Broadband Co., Ltd.		116,763	543,626	92,860	—
	PS&Marketing Corporation(*2)		12,947	1,614,910	945	—
	Network O&S Co., Ltd.		5,184	203,475	52,347	—
	SK Planet Co., Ltd.		28,879	34,182	255	—
	SK Telink Co., Ltd.		61,963	19,384	27	—
	SERVICE ACE Co., Ltd.		7,947	130,202	—	—
	SERVICE TOP Co., Ltd.		8,446	141,170	—	—
	SK techx Co., Ltd.		6,102	183,437	6,250	—
	Others		27,873	44,810	3,302	—

			276,104	2,915,196	155,986	—

Associates	F&U Credit information Co., Ltd.		2,301	43,189	153	—
	HappyNarae Co., Ltd.		55	14,028	60,014	—
	SK hynix Inc.(*3)		119,080	251	—	—
	KEB HanaCard Co., Ltd.		17,873	15,045	—	—
	Others(*4)		4,330	31,606	151	204

			143,639	104,119	60,318	204

Other	SK Engineering & Construction Co., Ltd.		4,370	204	—	—
	SK Innovation Co., Ltd.		6,700	950	—	—
	SK Networks Co., Ltd.		15,843	15,934	671	—
	SK Networks service Co., Ltd.		344	50,658	4,686	—
	SK Telesys Co., Ltd.		238	1,455	83,407	—
	SK TNS Co., Ltd.		98	33,204	373,176	—
	Others		17,754	48,845	10,891	—

			45,347	151,250	472,831	—

Total		~~W~~	477,165	3,669,380	816,131	204

(*1)	Operating expenses and others include ~~W~~203,635 million of dividends paid by the Company.
(*2)	Operating expenses and others include ~~W~~922,068 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.
(*3)	Operating revenue and others include ~~W~~87,660 million of dividends received.
(*4)	Operating revenue and others include ~~W~~1,403 million of dividends received from Korea IT Fund.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

35.	Transactions with Related Parties, Continue

(4)	Account balances with related parties as of December 31, 2018 and 2017 are as follows:

(In millions of won)		December 31, 2018
		Receivables			Payables
Scope	Company	Loans		Accounts receivable- trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	2,119	88,103

Subsidiaries	SK Broadband Co., Ltd.		—	7,637	69,069
	PS&Marketing Corporation		—	250	82,034
	Network O&S Co., Ltd.		—	35	42,683
	SK Planet Co., Ltd.		—	1,003	45,268
	SK Telink Co., Ltd.		—	8,353	4,629
	SERVICE ACE Co., Ltd.		—	123	24,629
	SERVICE TOP Co., Ltd.		—	138	30,771
	Eleven Street Co., Ltd.		—	2,086	3,141
	One Store Co., Ltd.		—	1,178	27,164
	SK m&service Co., Ltd.		—	3,366	5,894
	Others		—	401	28,776

			—	24,570	364,058

Associates	F&U Credit information Co., Ltd.		—	92	5,725
	SK hynix Inc.		—	12,840	89
	Wave City Development Co., Ltd.		—	37,263	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	541	11,311
	Others		407	111	1,762

			22,554	50,847	18,887

Other	SK Engineering and Construction Co., Ltd.		—	441	760
	SK Innovation Co., Ltd.		—	2,297	798
	SK Networks Co., Ltd.		—	1,226	327
	SK Networks Services Co., Ltd.		—	11	7,849
	SK Telesys Co., Ltd.		—	19	4,163
	SK TNS Co., Ltd.		—	—	78,421
	SK Energy Co., Ltd		—	790	102
	Others		—	1,732	4,591

			—	6,516	97,011

Total		~~W~~	22,554	84,052	568,059

(*)	As of December 31, 2018, the Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

35.	Transactions with Related Parties, Continue

(4)	Account balances with related parties as of December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)		December 31, 2017
		Receivables			Payables
Scope	Company	Loans		Accounts receivable- trade, etc.	Accounts payable - other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	1,819	82,456

Subsidiaries	SK Broadband Co., Ltd.		—	12,458	117,262
	PS&Marketing Corporation		—	335	116,333
	Network O&S Co., Ltd.		—	611	52,507
	SK Planet Co., Ltd.		—	4,232	14,487
	SK Telink Co., Ltd.		—	8,626	4,119
	SERVICE ACE Co., Ltd.		—	252	24,432
	SERVICE TOP Co., Ltd.		—	136	26,625
	SK techx Co., Ltd.		—	1,273	22,722
	One Store Co., Ltd.		—	226	23,210
	SK m&service Co.,Ltd.		—	5,967	6,096
	Others		—	2,059	17,860

			—	36,175	425,653

Associates	HappyNarae Co., Ltd.		—	8	1,305
	SK hynix Inc.		—	2,803	94
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,427	11,080
	S.M. Culture & Contents Co.,Ltd.		—	77	4,559
	Others		611	1,928	2,443

			22,758	44,655	19,481

Other	SK Engineering and Construction Co., Ltd.		—	1,413	69
	SK Networks Co., Ltd.		—	2,279	1,469
	SK Networks Services Co., Ltd.		—	14	8,646
	SK Telesys Co., Ltd.		—	26	397
	SK Innovation Co., Ltd.		—	2,530	564
	SK TNS Co., Ltd.		—	—	133,220
	Others		—	1,884	14,016

			—	8,146	158,381

Total		~~W~~	22,758	90,795	685,971

(*)	The Company has recognized loss allowance on the entire balance of loans to Daehan Kanggun BcN Co., Ltd as of December 31, 2017.
(5)	There were additional investments and disposal transactions in subsidiaries, associates and joint ventures during the years ended December 31, 2018 and 2017 as presented in note 10.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

36.	Sale and Leaseback

For the year ended December 31, 2012, the Company disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. These sale and leaseback transactions were accounted as operating leases.

The Company recognized lease payment of ~~W~~15,340 million and ~~W~~15,087 million, respectively, in relation to the operating lease agreements and lease revenue of ~~W~~10,189 million and ~~W~~10,183 million, respectively, in relation to sublease agreements for the year ended December 31, 2018 and 2017. Future lease payments and revenue from the operating lease agreements and sublease agreements are as follows:

(In millions of won)	Minimum lease payments		Revenue
Less than 1 year	~~W~~	16,159	10,202
1~5 years		40,733	21,943

	~~W~~	56,892	32,145

37.	Commitments and Contingencies

(1) Accounts receivables from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. During the year ended December 31, 2018, the Company entered into comprehensive agreements to purchase accounts receivables from handset sales with retail stores and authorized dealers, and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~612,779 million as of December 31, 2018 which the Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(2) Legal claims and litigations

As of December 31, 2018, the Company is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

38.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Gain on foreign currency translations	~~W~~	(568)	(7)
Interest income		(42,301)	(53,721)
Dividends		(177,490)	(101,256)
Gain relating to financial assets at FVTPL		(16,665)	(142)
Gain on disposal of long-term investment securities		—	(3,390)
Gain on disposal of property and equipment and intangible assets		(19,906)	(8,146)
Gain on valuation of derivatives		(1,893)	(1,686)
Gain on sale of accounts receivable - other		(25,476)	(18,548)
Loss on foreign currency translations		650	521
Bad debt for accounts receivable - trade		18,082	15,049
Bad debt for accounts receivable - other		3,008	5,288
Loss on disposal of long-term investment securities		—	694
Loss relating to financial assets at FVTPL		625	—
Other finance costs		—	2,030
Depreciation and amortization		2,473,489	2,503,526
Loss on disposal of property and equipment and intangible assets		54,695	30,884
Impairment loss on property and equipment and intangible assets		27,264	—
Interest expenses		225,224	246,327
Loss relating to financial liabilities at FVTPL		1,535	678
Loss on settlement of derivatives		12,489	10,031
Gain (loss) relating to investments in subsidiaries and associates		1,302	(139,484)
Retirement benefit expenses		40,899	39,259
Share option		593	414
Income tax expense		287,342	272,694
Other expenses		734	3,224

	~~W~~	2,863,632	2,804,239

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

38.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Accounts receivable – trade	~~W~~	135,190	59,143
Accounts receivable – other		508,904	(217,390)
Advance payments		7,167	12,781
Prepaid expenses		144,274	(13,132)
Inventories		6,961	1,202
Long-term accounts receivable - other		11,065	(137,979)
Long-term prepaid expenses		(83,263)	2,749
Guarantee deposits		(5,692)	5,534
Contract assets		(1,689)	—
Long-term contract assets		(5,842)	—
Accounts payable – other		(178,384)	98,925
Advanced receipts		—	4,695
Withholdings		132,487	(124,591)
Deposits received		116	(5,536)
Accrued expenses		(109,331)	87,224
Unearned revenue		—	6,990
Provisions		(3,874)	(16,066)
Long-term provisions		—	(1,244)
Plan assets		(34,527)	(42,221)
Retirement benefit payment		(23,601)	(18,783)
Contract liabilities		9,063	—
Long-term contract liabilities		1,325	—
Others		30	3,863

	~~W~~	510,379	(293,836)

(3)	Significant non-cash transactions for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Increase in accounts payable - other relating to the acquisition of property and equipment and intangible assets	~~W~~	1,147,331	18,848
Investment in subsidiary from comprehensive stock exchange		44,077	—

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018
	January 1, 2018		Cash flows		Non-cash transactions			December 31, 2018
					Exchange rate changes	Fair value changes	Other changes
Total liabilities from financing activities:
Long-term borrowings	~~W~~	54,517		(12,770)	2,281	—	366	44,394
Debentures		5,453,864		209,796	52,880	1,535	4,537	5,722,612
Long-term payables – other		1,630,381		(302,867)	—	—	1,035,452	2,362,966
Derivative financial liabilities		38,510		(27,097)	13,595	(9,612)	(14,289)	1,107
Derivative financial assets		(30,608)		(2,000)	2,000	(20,197)	—	(50,805)

	~~W~~	7,146,664		(134,938)	70,756	(28,274)	1,026,066	8,080,274
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(706,091)
Issuance of hybrid bonds				398,759
Repayment of hybrid bonds				(400,000)
Payments of interest on hybrid bonds				(15,803)

				(723,135)

			~~W~~	(858,073)

(In millions of won)
	2017
	January 1, 2017		Cash flows		Non-cash transactions			December 31, 2017
					Exchange rate changes	Fair value changes	Other changes
Total liabilities from financing activities:
Long-term borrowings	~~W~~	74,907		(13,002)	(7,898)	—	510	54,517
Debentures		5,606,444		44,595	(204,424)	—	7,249	5,453,864
Long-term payables – other		1,904,716		(302,867)	—	—	28,532	1,630,381
Derivative financial liabilities		86,950		(105,269)	13,281	38,510	5,038	38,510
Derivative financial assets		(176,465)		188	922	144,065	682	(30,608)

	~~W~~	7,496,552		(376,355)	(198,119)	182,575	42,011	7,146,664
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(706,091)
Payments of interest on hybrid bonds				(16,840)

				(722,931)

			~~W~~	(1,099,286)

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Representative Director of

SK Telecom Co., Ltd.

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of SK Telecom Co., Ltd. (the “Company”) As of December 31, 2018. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2018, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2018 is not prepared, in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2018. We did not review the Company’s IACS subsequent to December 31, 2018. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

February 28, 2019

Report on the Operation of Internal Accounting Control System (“IACS”)

English translation of a Report Originally Issued in Korean

To Shareholders, the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

We, as the Chief Executive Officer (“CEO”) and Internal Accounting Control Officer (“IACO”) of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s IACS as of December 31, 2018.

The Company’s management including the CEO and IACO is responsible for designing and operating IACS. We, as the CEO and IACO, assessed whether the IACS has been appropriately designed and is effectively operating to prevent and detect error or fraud which may cause material misstatement of the financial statements, for the purpose of preparing and disclosing reliable financial statements reporting.

We, as the CEO and IACO, applied the IACS Framework established by the Korea Listed Companies Association for the assessment of design and operation of the IACS.

Based on the assessment of the CEO and IACS, the Company’s IACS has been appropriately designed and is operating effectively as of December 31, 2018, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

We hereby confirm that (1) this report is not falsely made; (2) this report includes all information that should be presented; (3) The contents of this report do not include any matters that might cause serious misunderstanding and (4) we have reviewed the contents of this report with sufficient caution.

January 29, 2019

/s/ Yoon, Poong Young
Internal Accounting Control Officer

/s/ Park, Jung Ho
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: March 25, 2018